UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

_____________________

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2020 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	Fourth quarter 2020 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 8, 2021

Item 1

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II. CEO Message	3
III. Summary of 4Q20 Consolidated Results	4
IV. Analysis of 4Q20 Consolidated Results	11
V.Relevant Events, Transactions and Activities	28
VI.Awards and Recognitions	29
VII.Credit Ratings	29
VIII.4Q20 Earnings Call Dial-In Information	31
IX.Analyst Coverage	31
X.Definition of Ratios	31
XI.Consolidated Financial Statements	34
XII.Notes to Consolidated Financial Statements	42
XIII.Special Accounting Criteria — Subsidiaries	147

Earnings Release | 4Q.2020
Banco Santander México
1

Banco Santander México Reports Fourth Quarter 2020 Net Income of Ps.5,480 Million

-	Despite a small year-over-year contraction in the loan book, the bank maintained a solid performance in mortgage and auto loans, while consumer and commercial loans remained weak

-	Individual demand deposits increased 23.6% YoY, supported by the loyalty and customer acquisition strategy

-	Maintaining ample levels of liquidity and capital

-	Profitability in 4Q20 remained resilient, but full-year impacted by reduced net income, precautionary provisions taken and excess capital

Mexico City – February 3th, 2021, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and twelve-month periods ending December 31st, 2020.

Banco Santander México reported net income of Ps.5,480 million in 4Q20, representing increases of 11.5% YoY and 8.9% QoQ. On a cumulative basis, net income for 12M20 reached Ps.20,154 million, representing a 5.5% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	4Q20	3Q20	4Q19	%QoQ	%YoY	12M20	12M19	%YoY
Net interest income	16,272	16,089	16,727	1.1	(2.7)	65,188	66,353	(1.8)
Fee and commission, net	4,709	4,690	4,325	0.4	8.9	18,694	18,028	3.7
Core revenues	20,981	20,779	21,052	1.0	(0.3)	83,882	84,381	(0.6)
Provisions for loan losses	3,152	4,596	4,862	(31.4)	(35.2)	21,263	18,112	17.4
Administrative and promotional expenses	11,102	10,429	10,344	6.5	7.3	40,915	38,865	5.3
Net income	5,480	5,030	4,916	8.9	11.5	20,154	21,332	(5.5)
Net income per share[1]	0.81	0.74	0.73	8.9	11.4	2.97	3.14	(5.4)

Balance Sheet Data (Million pesos)	Dec-20	Sep-20	Dec-19	%QoQ	%YoY	Dec-20	Dec-19	%YoY
Total assets	1,856,213	1,858,684	1,411,994	(0.1)	31.5	1,856,213	1,411,994	31.5
Total loans	702,769	735,330	713,680	(4.4)	(1.5)	702,769	713,680	(1.5)
Deposits	764,444	772,984	692,537	(1.1)	10.4	764,444	692,537	10.4
Shareholders´ equity	158,871	151,475	138,695	4.9	14.5	158,871	138,695	14.5

Key Ratios (%)	4Q20	3Q20	4Q19	bps QoQ	bps YoY	12M20	12M19	bps YoY
Net interest margin	4.50	4.50	5.39	0	(89)	4.71	5.61	(90)
Net loans to deposits ratio	88.62	91.78	99.95	(316)	(1,133)	88.62	99.95	(1,133)
ROAE	14.73	13.87	14.88	86	(15)	13.55	16.14	(259)
ROAA	1.34	1.23	1.41	11	(7)	1.23	1.53	(30)
Efficiency ratio	52.06	48.14	47.21	392	485	46.06	45.37	69
Capital ratio	19.01	17.16	16.37	185	264	19.01	16.37	264
NPLs ratio	3.08	2.09	2.28	99	80	3.08	2.28	80
Cost of Risk	2.89	3.13	2.60	(24)	29	2.89	2.60	29
Coverage ratio	116.87	167.94	132.02	—	—	116.87	132.02	—

Operating Data	Dec-20	Sep-20	Dec-19	%QoQ	%YoY	Dec-20	Dec-19	%YoY
Branches	1,013	1,050	1,209	(3.5)	(16.2)[2]	1,013	1,209	(16.2)[2]
Branches and offices[3]	1,350	1,407	1,402	(4.1)	(3.7)	1,350	1,402	(3.7)
ATMs	9,448	9,365	9,015	0.9	4.8	9,448	9,015	4.8
Customers	18,707,976	18,796,611	18,134,468	(0.5)	3.2	18,707,976	18,134,468	3.2
Employees	21,422	20,922	19,975	2.4	7.2	21,422	19,975	7.2
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Reflects the internal reclassification as of 2Q20 and the closing of certain branches.

3)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

II. CEO Message

Earnings Release | 4Q.2020
Banco Santander México
2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “This quarter we concluded an extraordinarily challenging year, delivering solid and robust results in a still very weak and complex operating environment. Despite the small contraction of our loan book, we maintained strong performance levels in mortgages and auto loans, registering historically-high origination levels, while other consumer and commercial loans continued contracting in line with market trends and weak demand conditions. On the other hand, deposits remained resilient, particularly individual demand deposits, which increased over 20%, due in part to our successful loyalty and customer acquisition strategies. Corporate demand deposits also registered double-digit growth, as companies continued favoring liquidity over investments. As well, a prudent balance sheet approach enabled us to maintain ample levels of liquidity and capital, providing meaningful capacity for additional investments in our business and communities.

In terms of asset quality, we are pleased to report that 75% of the loan portfolio under the payment holiday program, which supports retail and SME customers, remains current. Only 9% are late in their payments, and we have restructured the other 16% of these loans; these levels are better than we initially forecasted and in line with the system. At the same time, we will continue executing the recoveries and restructurings plan that has enabled us to act swiftly and preemptively to effectively respond to adverse developments, while helping customers overcome temporary financial difficulties. Due to the better-than-expected performance in our asset quality, we are confident that the nearly Ps.4 billion of anticipated provisions that were built into second quarter 2020 should be sufficient to address any further deterioration in the portfolio associated with the holiday program.

Our focus on effectively managing risk in the current environment hasn’t displaced our strategic priorities, which remain centered on building a stronger bank for the future. We continue shifting the business mix toward a higher share of retail loans and lower-cost deposits, while advancing our core plan to grow our base of loyal customers even more. Further digitalization of our operations also remains a priority as we continue investing in technology. Part of our digitalization strategy is collaborating with fintechs and other tech companies to produce tools and functionalities within our digital offering that are increasing customer engagement and driving higher transaction level and digital sales. During the most recent quarter, almost half of our total sales were completed through digital channels, compared to one-third only a year ago. Further, digital transactions accounted for 34% of total transactions, compared to 20% the previous year.

Even though visibility is better than in recent quarters, we expect the speed of an economic recovery will be largely dependent on the pace of the vaccination program. Because this variable remains uncertain, we anticipate anemic loan demand during most of the year, although likely accelerating during the second half as the vaccination program’s progress starts improving consumer and business confidence. Nevertheless, the consistent execution of our strategy, in addition to our bank’s strong liquidity and capital position, mean we remain well positioned to continue effectively weathering a still harsh economic environment as well as to capitalize on growth opportunities that will invariably arise as the pandemic subsides and eventually ends.”

III. Summary of 4Q20 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of December 2020, decreased 1.5% YoY, or Ps.10,911 million, to Ps.702,769 million, and 4.4%, or Ps.32,561 million, on a sequential basis.

Earnings Release | 4Q.2020
Banco Santander México
3

During the quarter, the Bank experienced a year over year and a sequential contraction in loan growth, the decline was mainly driven by lower balances of corporate and consumer loans as the former continue to prepay some lines of credit that were drawn at the beginning of 2020. In addition, the Bank continued focusing on more defensive segments, such as mortgages, payroll and auto loans.

Deposits

Deposits, which represent 82.3% of Banco Santander México’s total funding1, increased 10.4% YoY in December 2020, and decreased 1.1% sequentially. In turn, demand deposits increased 16.3% YoY, while term deposits decreased 0.2% YoY, as lower interest rates made customers favor short term liquidity. On a sequential basis, demand deposits increased 1.5% while time deposits decreased 6.1%. It is worth noting that deposits from individuals and corporates expanded by 12.5%, and 9.3% YoY, respectively. The increase in individual deposits was supported by the Bank’s attraction campaigns.

In December 2020, demand deposits from individuals represented 36.4% of total demand deposits, compared with 34.3% in December 2019, this contribution has been the highest during the last five years. Term deposits from individuals represented 32.2% of total term deposits, compared with 34.6% in December 2019. Total deposits from individuals expanded 12.5% YoY.

The loans-to-deposits ratio stood at 88.62% in December 2020, which compares to 99.95% in December 2019, and 91.78% in September 2020, maintaining a sound funding position.

Net income

Banco Santander México reported 4Q20 net income of Ps.5,480 million, representing an increase of 11.5% YoY, and 8.9% QoQ, mainly driven by lower provisions and resilent fee income. On a cumulative basis, net income for 12M20 reached Ps.20,154 million, representing a 5.5% YoY decrease.

[1] Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 4Q.2020
Banco Santander México
4

Net income statement
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19
Net interest income	16,272	16,089	16,727	1.1	(2.7)	65,188	66,353	(1.8)
Provisions for loan losses	(3,152)	(4,596)	(4,862)	(31.4)	(35.2)	(21,263)	(18,112)	17.4
Net interest income after provisions for loan losses	13,120	11,493	11,865	14.2	10.6	43,925	48,241	(8.9)
Commission and fee income, net	4,709	4,690	4,325	0.4	8.9	18,694	18,028	3.7
Net gain (loss) on financial assets and liabilities	723	1,292	1,461	(44.0)	(50.5)	6,181	3,458	78.7
Other operating income	(379)	(409)	(601)	(7.3)	(36.9)	(1,232)	(2,174)	(43.3)
Administrative and promotional expenses	(11,102)	(10,429)	(10,344)	6.5	7.3	(40,915)	(38,865)	5.3
Operating income	7,071	6,637	6,706	6.5	5.4	26,653	28,688	(7.1)
Equity in results of associated companies	79	60	0	31.7	100.0	178	0	100.0
Operating income before income taxes	7,150	6,697	6,706	6.8	6.6	26,831	28,688	(6.5)
Income taxes (net)	(1,670)	(1,667)	(1,790)	0.2	(6.7)	(6,677)	(7,356)	(9.2)
Net income	5,480	5,030	4,916	8.9	11.5	20,154	21,332	(5.5)
Effective tax rate (%)	23.36	24.89	26.69			24.89	25.64

4Q20 vs 4Q19

The 11.5% year-on-year increase in net income was principally driven by:

i)	A 35.2%, or Ps.1,710 million, decrease in provisions for loan losses, mainly due to portfolio recoveries and the usage of a portion of the anticipated provisions made in 2Q20;

ii)	An 8.9%, or Ps.384 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees, insurance fees and financial advisory services, and a decrease in other commissions and fees paid;

iii)	A 36.9%, or Ps.222 million, decrease in other operating expenses, mostly resulting from an increase in cancellation of liabilities and reserves, lower write-offs and lower legal expenses and costs related to portfolio recoveries, partly offset by a decrease in other operating income and higher premiums paid on guarantees for the SMEs loan portfolio; and

iv)	A 6.7%, or Ps.120 million, decrease in income taxes, which resulted in a 23.36% effective tax rate for the quarter, compared to 26.69% in 4Q19.

The increase in net income was partially offset by:

i)	A 7.3%, or Ps.758 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, taxes and duties, personnel expenses and contributions to IPAB, partly offset by a decrease in other expenses;

Earnings Release | 4Q.2020
Banco Santander México
5

ii)	A 50.5%, or Ps.738 million, decrease in net gains on financial assets and liabilities, which reflects normalized market related income; and

iii)	A 2.7%, or Ps.455 million, decrease in net interest income, reflecting lower interest rates along with lower balances within high margin segments of the loan portfolio.

12M20 vs 12M19

The 5.5% year-on-year decrease in net income was principally driven by:

i)	A 17.4%, or Ps.3,151 million, increase in provisions for loan losses, mainly due to the Ps.3.9bn of anticipated provisions set aside in 2Q20 to face the potential deterioration on asset quality;

ii)	A 5.3%, or Ps.2,050 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, contributions to IPAB, depreciation and amortization, taxes and duties and professional fees, partly offset by a decrease in other expenses and personnel expenses; and

iii)	A 1.8%, or Ps.1,165 million, decrease in net interest income, reflecting lower interest rates along with lower balances within high margin segments of the loan portfolio.

The decrease in net income was partially offset by:

i)	A 78.7%, or Ps.2,723 million, increase in net gains on financial assets and liabilities, mainly resulting from heightened market volatility during 2020 and the one-off sale of certain securities in 2Q20, in order to strengthen its liquidity position;

ii)	A 43.3%, or Ps.942 million, decrease in other operating expenses, mostly resulting from lower write-offs, lower legal expenses and costs related to portfolio recoveries, an increase in cancellation of liabilities and reserves and higher profit from sale of foreclosed assets, partly offset by a decrease in other income and higher premiums paid on guarantees for SMEs loans portfolio;

iii)	A 9.2%, or Ps.679 million, decrease in income taxes, due to lower operating income before taxes, which resulted in a 24.89% effective tax rate in 12M20, compared to 25.64% in 12M19 ; and

iv)	A 3.7%, or Ps.666 million, increase in net commissions and fees, mainly due to increases in insurance fees, in debit and credit card fees, account management, collections and payments fees and foreign trade, partially offset by an increase in other commissions and fees paid.

Gross operating income

Banco Santander México’s gross operating income for 4Q20 totaled Ps.21,704 million, representing a decrease of 3.6% YoY, and 1.7% QoQ, due to a decline in market related income and net interest income partially compensated by higher fee income. Gross operating income for 12M20 amounted Ps.90,063 million, increasing 2.5% from 12M19.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	YoY
Net Interest Income	74.97	72.90	74.30	207	67	72.38	75.54	(316)
Net Commissions and Fees	21.70	21.25	19.21	45	249	20.76	20.52	24
Market related revenue	3.33	5.85	6.49	(252)	(316)	6.86	3.94	292
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q20 decreased 15 basis points to 14.73%, from 14.88% reported in 4Q19 and increased 86 basis points from 13.87% in 3Q20. For 12M20, ROAE stood at 13.55%, 259 basis points lower than the 16.14% reported in 12M19.

Earnings Release | 4Q.2020
Banco Santander México
6

Strategic initiatives and commercial actions

Despite the adverse conditions that still prevail in the economy, Banco Santander Mexico’s strategy remains focused on building a stronger Bank for the future through digitalization and investments for the Bank’s operations to continue to be the reference in the market with value-added products. Also, the Bank is strengthening the loyalty of active customers through cross-selling with initiatives to attract payrolls and selected groups. In addition to improve customer service quality and increase satisfaction levels by leveraging both new tools and technologies, as well as enhancing operating processes to become the number one Bank for its customers.

Below, the most relevant aspects of 4Q20 are highlighted:

➢	The Bank’s strategic priorities are complemented by a new range of products, which will allow to serve its customers more comprehensively.

▪	Investments in technology, while leveraging the latest technological tools, aim to increase digitalization and loyalty, together with the improvement of the customer journeys and increasing cross-selling. As of December 2020, digital transactions accounted for 34% of total transactions, compared to 20% the previous year. Collaborating with fintechs and other tech companies has allowed the Bank, among other things, to create a new digital banking App that the bank will launch this year and that will be used worldwide at all Santander geographies.

▪	Data analytics and quality enhancements remain key to boost customer acquisitions and digital sales as the Bank continues promoting customer use of digital channels and driving adoption levels. All this, while more customers become more comfortable with online transactions. As of 4Q20, 49% of product sales were through digital channels, vs. 31% a year ago; this result was clearly boosted by the Covid-19 pandemic and is likely to prevail.

▪	The partnership made in August with Mazda, one of the fastest growing automotive groups in the country with 5% market share, has allowed us to reach during December a very strong origination level, increasing 21% MoM and 3.5x compared to a year ago. The Bank seeks to continue increasing its market share in auto loans, with a special consideration for hybrid and electric cars. This business has been supported by our alliances with Mazda, Tesla, Suzuki and Peugeot. This is allowing us to grow the business organically and gain market share in this segment, achieving 5.4% as of December 2020 (+393 basis points YoY). Furthermore, we plan to at least double our

Earnings Release | 4Q.2020
Banco Santander México
7

market share in the next couple of years, aiming to reach our natural market share of 13.5% in the medium-term.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all end-to-end processes. In the quarter, the platform processed more than 70% of the operations digitally, helping the Bank to beat again its own mortgage origination record and the banking system’s in December, together with Hipoteca Plus and Hipoteca Free. Santander is the only bank in Mexico to offer a tailored interest rate based on the customer’s profile. As a result of all of the above, we are the top one mortgage originator in the market.

▪	This quarter, under the adverse economic environment, the Bank saw a preference for liquidity in its customers. To address this, new products were launched, such as ”inversiones cuponadas”, “pagaré aguinaldo”, debt funds and money market funds to offer to customers with special rates.

▪	The "Set up your bedroom kit'" campaign ("Arma tu kit de recámara") is designed to reward customers who increase their demand deposit balance to at least Ps.10 thousand and use digital banking channels at least once a month. Provided that the customers keep their balance, they receive a different gift every three months until they get five gifts in all.

▪	With the mindset of “the best clients have the best service”, the Bank designed a new service model for high income individuals, aiming to differentiate the value proposition to its three segments: Select Black, Select and Evolution. This plan seeks to offer new standards of service to customers and to increase satisfaction levels.

▪	During the quarter, the Bank continued to promote the referral to digital channels through campaigns and incentives aimed at customers, for example during the “El Buen Fin” in Mexico and Holidays shopping season discounts were offered when using the digital credit card with the wallet app, looking for further conversion to digital channels, as well as increasing digital sales compared to previous years.

Customers
(Thousands)				% Variation
	Dec-20	Sep-20	Dec-19	QoQ	YoY
Loyal Customers[1]	3,595	3,408	3,168	5.5	13.5
Digital Customers[2]	5,000	4,768	4,170	4.9	19.9
Mobile Customers[3]	4,685	4,437	3,803	5.6	23.2

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Follow up on Covid-19 actions and support programs

➢	Banco Santander Mexico continued to implement a series of measures focusing firstly on the health and safety of its employees and customers, while assuring business continuity. Since mid-March 2020 the Bank established work from home protocols, with over 90% of our corporate offices’ personnel working remotely and 75% of the branch staff working on site. The Bank´s digital channels and ATMs remain fully operational, while 95% of the branch network is open and equipped to provide safe services to customers, in compliance with the recommendations of federal and local authorities.

➢	The Bank also continued focusing on recoveries, risk analysis and restructurings. Since the beginning of the Covid-19 pandemic, the Bank has been supporting its customers through the debtor relief program, offering deferred payments for individuals and SMEs, as well as case-by-case debt restructurings to its corporate and mid-market customers. More than 600 thousand clients registered for the program, accounting for Ps.191bn in loans. With the program having expired, 100% of customers had to make their first payment resulting on a better performance than expected. As of December 2020, 75% had paid on time their installment, 16% have been restructured and only 9% showed missed payments.

Earnings Release | 4Q.2020
Banco Santander México
8

Responsible Banking

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society. The new business environment goal aims that Santander employees feel a responsible working environment that is simple, diverse and inclusive, where leadership and engagement follow the Simple, Personal and Fair culture, while designing customer centered products.

The goal to achieve an inclusive and sustainable growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units.

The Bank has identified the challenges to adapt to the new business environment and to contribute to a more inclusive and sustainable growth. For this the Bank has set in 2018, eleven Group commitments for the years to come.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions:

▪	In 2020, it was included in the Dow Jones Sustainability Indices for its outstanding performance in sustainability in Latin America

▪	Also in 2020, it was included as constituted on the new S&P/BMV Total Mexico ESG Index, that replaced the IPC Sustainability Index, of which the Bank was part for seven consecutive years since 2013

▪	It is included on the FTSE4Good Index since 2018

▪	It is a Member of the United Nations Global Compact since 2012

▪	Santander Mexico holds an ISO 14001:2015 certification since 2004

▪	It has a Responsible Banking recognition since 2004 by ESR (Empresa Socialmente Responsible by its acronym in Spanish)

These indexes and recognitions evaluate the Bank’s performance across economic, environmental and social issues.

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 4Q.2020
Banco Santander México
9

IV. Analysis of 4Q20 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a contraction both in annual and sequential basis, mainly due to lower balances of corporate and consumer loans. Given the current economic environment, the Bank continues focusing on more defensive segments, such as mortgages, payroll and auto loans.

Portfolio Breakdown
Million pesos				% Variation
	Dec-20	Sep-20	Dec-19	QoQ	YoY
Commercial	414,186	457,535	444,629	(9.5)	(6.8)
Middle-market	194,058	205,863	186,615	(5.7)	4.0
Corporates	71,641	91,726	94,506	(21.9)	(24.2)
SMEs	65,371	68,655	76,344	(4.8)	(14.4)
Government & Financial Entities	83,116	91,291	87,165	(9.0)	(4.6)

Individuals	288,583	277,795	269,051	3.9	7.3
Consumer	115,712	113,058	117,122	2.3	(1.2)
Credit cards	53,809	53,296	59,478	1.0	(9.5)
Other consumer	61,903	59,762	57,644	3.6	7.4
Mortgages	172,871	164,737	151,929	4.9	13.8
Total	702,769	735,330	713,680	(4.4)	(1.5)

Total loan portfolio declined 1.5% YoY, or Ps.10,911 million, to Ps.702,769 million in December 2020. On a sequential basis, total loan portfolio decreased 4.4%, or Ps.32,561 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 58.9% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 47.1% of the total. Middle-market, Corporate and SME loans represented 27.6%, 10.2% and 9.3% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 41.1% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 24.6%, 8.8% and 7.7% of the total loan portfolio, respectively. The Bank continues with the strategy of prioritizing payroll loans over unsecured personal loans and taking advantage of its strong position in the mortgage, auto loans and middle market segments.

Earnings Release | 4Q.2020
Banco Santander México
10

Loan portfolio breakdown
Million pesos
	Dec-20%		Sep-20%		Dec-19%
Performing loans
Commercial	407,941	58.0	451,752	61.4	439,076	61.5

Individuals	273,188	38.9	268,186	36.5	258,323	36.2
Consumer	108,173	15.4	110,421	15.0	112,663	15.8
Credit cards	49,793	7.1	51,863	7.1	57,014	8.0
Other consumer	58,380	8.3	58,558	8.0	55,649	7.8
Mortgages	165,015	23.5	157,765	21.5	145,660	20.4
Total performing loans	681,129	96.9	719,938	97.9	697,399	97.7

Non-performing loans
Commercial	6,245	0.9	5,783	0.8	5,553	0.8

Individuals	15,395	2.2	9,609	1.3	10,728	1.5
Consumer	7,539	1.1	2,637	0.4	4,459	0.6
Credit cards	4,016	0.6	1,433	0.2	2,463	0.3
Other consumer	3,523	0.5	1,204	0.2	1,996	0.3
Mortgages	7,856	1.1	6,972	0.9	6,269	0.9
Total non-performing loans	21,640	3.1	15,392	2.1	16,281	2.3

Total loan portfolio
Commercial	414,186	58.9	457,535	62.2	444,629	62.3

Individuals	288,583	41.1	277,795	37.8	269,051	37.7
Consumer	115,712	16.5	113,058	15.4	117,122	16.4
Credit cards	53,809	7.7	53,296	7.2	59,478	8.3
Other consumer	61,903	8.8	59,762	8.1	57,644	8.1
Mortgages	172,871	24.6	164,737	22.4	151,929	21.3
Total loan portfolio	702,769	100.0	735,330	100.0	713,680	100.0

As of December 2020, commercial loans decreased 6.8% YoY, driven by financial institutions, corporate and SMEs loans, which decreased 39.7%, 24.2% and 14.4% YoY, respectively. Meanwhile, Middle-market and government entities loans increased 4.0% and 3.7% YoY. Sequentially, commercial loans decreased 9.5%. The decrease was due to some corporates and middle-market clients continued to prepay some lines they tapped in the first quarter of 2020.

Mortgage loans continued showing robust growth, increasing 13.8% YoY and 4.9% sequentially. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for close to 67% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, mainly insurance and credit cards, supporting fee income growth and build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online” has been essential during the Covid-19 pandemic and also helped driving originations. During the quarter, 70% of the mortgage operations were handled through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 18.4% YoY, higher than average market growth.

It is worth noting that auto loans showed a solid performance, increasing 3.6x in December 2020 with respect to December 2019 and a 61.9% sequentially. This was a result of the “Super Auto Santander” product, together with several commercial alliances with strategic partners, which is in line with the strategy of positioning the Bank as a relevant player in automobile loans in Mexico. As of December 2020, market share in this business was 5.4% vs. 1.5% a year ago.

Credit card loans contracted 9.5% YoY and increased 1.0% QoQ, the usage and balances remained negatively impacted by the Covid-19 pandemic, with average usage decreasing 9% YoY, but up 48% vs 2Q20’s low. The sequential growth was supported by higher billing that resulted mainly from the campaign “El Buen Fin” held in November 2020.

The Bank´s strategy of prioritizing payroll loans over unsecured personal loans and leveraging its strong position in the middle market segment, continued showing an increase in payroll loans of 1.8% YoY. Sequentially, payroll loans decreased 0.6%. In contrast, personal loans decreased 12.2% YoY and 4.8% QoQ.

Earnings Release | 4Q.2020
Banco Santander México
11

Total Deposits

Total deposits in December 2020 stood at Ps.764,444 million, an increase of 10.4% YoY and a decrease of 1.1% sequentially. Demand deposits reached Ps.517,241 million, increasing 16.3% YoY, while term deposits decreased 0.2% YoY, as lower interest rates made customers favor short term liquidity. In turn, demand deposits increased 1.5% sequentially while time deposits decreased 6.1% QoQ. Deposits from individuals and corporates expanded by 12.5%, and 9.3% YoY, respectively. The increase in individual deposits was supported by the Bank’s attraction campaigns.

Earnings Release | 4Q.2020
Banco Santander México
12

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19
Interest on funds available	464	513	863	(9.6)	(46.2)	2,303	3,758	(38.7)
Interest on margin accounts	66	72	188	(8.3)	(64.9)	412	1,018	(59.5)
Interest and yield on securities	6,398	6,278	6,657	1.9	(3.9)	25,347	20,813	21.8
Interest and yield on loan portfolio – excluding credit cards	15,347	16,194	18,524	(5.2)	(17.2)	67,347	73,959	(8.9)
Interest and yield on loan portfolio related to credit cards	3,463	3,553	3,898	(2.5)	(11.2)	14,373	14,995	(4.1)
Commissions collected on loan originations	137	151	142	(9.3)	(3.5)	554	565	(1.9)
Interest and premium on sale and repurchase agreements and securities loans	666	742	1,272	(10.2)	(47.6)	3,938	8,230	(52.2)
Interest income	26,541	27,503	31,544	(3.5)	(15.9)	114,274	123,338	(7.3)

Daily average interest- earnings assets	1,445,013	1,430,590	1,241,874	1.0	16.4	1,384,965	1,182,131	17.2

Interest from customer deposits – demand deposits	(1,773)	(2,123)	(2,760)	(16.5)	(35.8)	(8,902)	(12,260)	(27.4)
Interest from customer deposits – time deposits	(2,626)	(3,507)	(4,450)	(25.1)	(41.0)	(14,956)	(17,850)	(16.2)
Interest from credit instruments issued	(1,268)	(1,324)	(839)	(4.2)	51.1	(4,647)	(3,306)	40.6
Interest on bank and other loans	(662)	(791)	(1,101)	(16.3)	(39.9)	(3,429)	(4,420)	(22.4)
Interest on subordinated capital notes	(422)	(454)	(395)	(7.0)	6.8	(1,767)	(1,600)	10.4
Interest and premium on sale and repurchase agreements and securities loans	(3,518)	(3,215)	(5,272)	9.4	(33.3)	(15,385)	(17,549)	(12.3)
Interest expense	(10,269)	(11,414)	(14,817)	(10.0)	(30.7)	(49,086)	(56,985)	(13.9)

Daily average interest-bearing liabilities	1,299,562	1,278,847	1,113,806	1.6	16.7	1,240,686	1,050,366	18.1

Net interest income	16,272	16,089	16,727	1.1	(2.7)	65,188	66,353	(1.8)

Net interest income in 4Q20 totaled Ps.16,272 million, decreasing 2.7% YoY, or Ps.455 million, and increasing 1.1% QoQ, or Ps.183 million.

The 2.7% YoY decrease in net interest income resulted from the combination of:

i)	A 15.9%, or Ps.5,003 million, decrease in interest income, to Ps.26,541 million, which resulted from the combined effect of a 275 basis points decrease in the average interest rate received and a 16.4%, or Ps.203,139 million, increase in average interest-earning assets; and

ii)	A 30.7%, or Ps.4,548 million, decrease in interest expense, to Ps.10,269 million, stemming from a 212 basis points decrease in the average interest rate paid and a 16.7%, or Ps.185,756 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 4Q20, stood at 4.50%, compared to 5.39% in 4Q19 and remained flat vs. 3Q20. On a cumulative basis, NIM for 12M20 reached 4.71%, a decrease of 90 basis points from 12M19. The decrease in NIM mainly reflected lower interest rates along with loan portfolio mix, partially offset by a significant increase in our securities portfolio during the second quarter.

Interest Income

Total average interest earning assets in 4Q20 amounted to Ps.1,445,013 million, increasing 16.4%, or Ps.203,139 million, YoY, mainly driven by 37.8% growth, or Ps.140,175 million, in the average amount of investment in securities, by 46.3% growth, or Ps.40,152 million, in funds available, by 64.8% growth, or Ps.13,083 million, in margin accounts, and by 1.8% growth, or Ps.12,722 million, in the average loan portfolio, partly offset by a 4.6% decrease, or Ps.2,993 million, in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Earnings Release | 4Q.2020
Banco Santander México
13

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q19	1Q20	2Q20	3Q20	4Q20
Loan portfolio	56.3	58.2	53.9	51.6	49.2
Investment in securities	29.9	28.4	29.0	32.8	35.4
Repurchase agreements	5.2	6.0	5.7	4.3	4.3
Funds available	7.0	5.4	8.2	8.4	8.8
Margin accounts	1.6	2.0	3.3	3.0	2.3
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 4Q20 generated Ps.18,947 million and accounted for 71.4% of total interest income. The remaining interest income of Ps.7,594 million is broken down as follows: 24.1% from investment in securities, 2.5% from repurchase agreements, 1.8% from funds available, and 0.2% from margin accounts.

Interest income for 4Q20 decreased 15.9%, or Ps.5,003 million YoY, to Ps.26,541 million, reflecting lower interest income from total loan portfolio, repurchase agreements, funds available, investment in securities and margin accounts, which decreased 16.1%, or Ps.3,612 million, 47.6%, or Ps.606 million, 46.2%, or Ps.399 million, 3.9%, or Ps.259 million, and 64.9%, or 122 million, respectively.

The average interest yield on interest-earning assets in 4Q20 stood at 7.19%, decreasing 275 basis points from 9.94% in 4Q19. Sequentially, the average interest yield on interest-earning assets decreased 34 basis points from 7.52% in 3Q20.

In 4Q20, the average interest rate on the total loan portfolio stood at 10.34%, a decrease of 222 basis points YoY, reflecting lower interest rates and lower balances within high-yielding segments. Relative to 4Q19, the average reference rate (TIIE28) decreased by 335 basis points. The average interest rate on the commercial portfolio stood at 7.09%, a decrease of 281 basis points YoY, while the yield of consumer loans stood at 23.45%, a decrease of 229 basis points YoY, the rate on mortgage loans stood at 9.22%, a decrease of 78 basis points YoY and the yield of the credit card portfolio stood at 24.97%, a decrease of 54 basis points YoY. The average interest rate on the investment in securities portfolio stood at 4.90%, decreasing 212 basis points YoY.

Interest income
Million Pesos	4Q20			4Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	126,805	464	1.43	86,653	863	3.90	46.3	(46.2)	(247)
Margin accounts	33,281	66	0.78	20,198	188	3.64	64.8	(64.9)	(286)
Investment in securities	511,398	6,398	4.90	371,223	6,657	7.02	37.8	(3.9)	(212)
Loan portfolio	711,539	18,810	10.34	698,817	22,422	12.56	1.8	(16.1)	(222)
Commissions collected on loan originations	—	137	—	0	142	—	—	(3.5)	—
Sale and repurchase agreements and securities loans	61,990	666	4.20	64,983	1,272	7.66	(4.6)	(47.6)	(346)
Interest income	1,445,013	26,541	7.19	1,241,874	31,544	9.94	16.4	(15.9)	(275)

Earnings Release | 4Q.2020
Banco Santander México
14

Interest income decline from the total loan portfolio was 16.1%, or Ps.3,612 million, which resulted from the combined effect of a 222 basis points decrease in the average interest rate, and a 1.8%, or Ps.12,722 million, rise in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪  Mortgages: 12.4%, or Ps.18,416 million increase, with a 9.22% interest yield, which decreased 78 bps;

▪	Consumer: 5.3%, or Ps.3,039 million increase, with a 23.45% interest yield, which decreased 229 bps;

▪	Credit Cards: 9.3%, or Ps.5,539 million decrease, with a 24.97% interest yield, which decreased 54 bps; and

▪	Commercial: 0.7%, or Ps.3,195 million decrease, with a 7.09% interest yield, which decreased 281 bps.

Interest income from investment in securities decreased 3.9%, or Ps.259 million, which resulted from the combined effect of an increase of 37.8%, or Ps.140,175 million, in average volume, and a 212 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 47.6%, or Ps.606 million, which resulted from the decrease of 4.6%, or Ps.2,993 million, in average volume, and a 346 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,299,562 million, increasing 16.7%, or Ps.185,756 million YoY, and were driven by increases of 26.2%, or Ps.77,288 million, in repurchase agreements, 14.9%, or Ps.62,602 million, in demand deposits, 54.6%, or Ps.29,045 million, in credit instruments issued, 5.5%, or Ps.14,812 million, in term deposits, 6.8%, or Ps.1,703 million, in subordinated capital notes, and a 0.6%, or Ps.306 million, in bank and other loans.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q19	1Q20	2Q20	3Q20	4Q20
Demand deposits	37.7	37.3	37.7	37.9	37.1
Time deposits	24.2	24.4	25.4	24.4	21.9
Sale and repurchase agreements and securities loans	26.4	26.9	21.6	24.8	28.6
Bank and other loans	4.7	4.6	6.3	3.8	4.0
Credit instruments issued	4.8	4.5	6.6	6.9	6.3
Subordinated capital notes	2.2	2.3	2.4	2.2	2.1
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q20 amounted to Ps.4,399 million and Ps.3,518 million, respectively, accounting for 42.8% and 34.3% of interest expenses. The remaining Ps.2,352 million was paid as follows: 12.4% on credit instruments issued, 6.4% on bank and other loans, and 4.1% on subordinated debentures.

Interest expense for 4Q20 decreased 30.7% YoY, or Ps.4,548 million, to Ps.10,269 million, mainly driven by lower interest expenses on term deposits, repurchase agreements, demand deposits and bank and other loans.

The average interest rate on interest-bearing liabilities decreased 212 basis points to 3.09% in 4Q20. For 4Q20, the average interest rate on the main sources of funding decreased YoY as follows:

▪	333 basis points in bank and other loans, at an average interest rate paid of 4.95%;

▪	330 basis points in repurchase agreements, at an average interest rate paid of 3.70%;

▪	285 basis points in term deposits, at an average interest rate paid of 3.62%;

▪	113 basis points in demand deposits, at an average interest rate paid of 1.44%;

▪	14 basis points in credit instruments issued, at an average interest rate paid of 6.03%; and

▪	Subordinated debentures remained flat, at an average interest rate paid of 6.18%.

Earnings Release | 4Q.2020
Banco Santander México
15

Interest expense
Million pesos	4Q20			4Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	482,070	1,773	1.44	419,468	2,760	2.57	14.9	(35.8)	(113)
Time deposits	284,077	2,626	3.62	269,265	4,450	6.47	5.5	(41.0)	(285)
Credit instruments issued	82,274	1,268	6.03	53,229	839	6.17	54.6	51.1	(14)
Bank and other loans	52,336	662	4.95	52,030	1,101	8.28	0.6	(39.9)	(333)
Subordinated capital notes	26,711	422	6.18	25,008	395	6.18	6.8	6.8	0
Sale and repurchase agreements and securities loans	372,094	3,518	3.70	294,806	5,272	7.00	26.2	(33.3)	(330)
Interest expense	1,299,562	10,269	3.09	1,113,806	14,817	5.21	16.7	(30.7)	(212)

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability with a higher reliance in retail deposits. The average balance of demand deposits increased 14.9% YoY, while the average balance of term deposits expanded 5.5% YoY. Interest paid on demand deposits decreased 35.8% YoY, and interest paid on term deposits decreased 41.0% YoY.

Provisions for loan losses and asset quality

During 4Q20, provisions for loan losses amounted to Ps.3,152 million, which represented a decrease of 35.2%, or Ps.1,710 million, YoY, and a decrease of 31.4%, or Ps.1,444 million, on a sequential basis. The sequential decrease was principally due to portfolio recoveries and the usage of a portion of the anticipated provisions made in the second quarter. Also, the Bank decreased provisions from mortgages, which performed better than expected, in turn the consumer and SME segments provisions were increased. Considering the behavior of the holiday payments portfolio and its expected evolution, the Bank estimates that the remaining balance of additional loan loss provisions made in June 2020 remains adequate and gives a comfortable buffer to face future losses in the loan portfolios where they have been assigned.

Earnings Release | 4Q.2020
Banco Santander México
16

Loan Loss Reserves
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	YoY
Commercial	1,062	829	1,705	28.1	(37.7)	5,824	5,258	10.8
Consumer	2,742	3,462	3,010	(20.8)	(8.9)	13,277	12,079	9.9
Mortgages	(652)	305	147	—	—	2,162	775	—
Total	3,152	4,596	4,862	(31.4)	(35.2)	21,263	18,112	17.4

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	YoY
Commercial	1.27	1.39	1.20	(12)	7	1.27	1.20	7
Consumer	11.55	11.76	10.57	(21)	98	11.55	10.57	98
Mortgages	1.35	1.90	0.53	(55)	82	1.35	0.53	82
Total	2.89	3.13	2.60	(24)	29	2.89[1]	2.60	29

1 Includes additional reserves.

Non-performing loans as of December 2020 increased Ps.5,359 million YoY, or 32.9%, to Ps.21,640 million, and Ps.6,248 million, or 40.6% on a sequential basis. The NPL ratio for December 2020 stood at 3.08%, an 80 basis points increase from the 2.28% reported in December 2019. Sequentially, the NPL ratio increased 99 basis points from 2.09% in September 2020.

The YoY increase in non-performing loans was due to increases of 69.1%, or Ps.3,080 million, in consumer loans (including credit cards), 25.3%, or Ps.1,587 million in mortgage loans and 12.5%, or Ps.692 million in commercial loans.

NPL ratio for the consumer loan portfolio (including credit cards) increased 271 basis point YoY and 419 basis points QoQ. Mortgage loans NPL ratio increased 41 basis points YoY and 31 basis points sequentially. At the same time, commercial loans NPL ratio increased 26 basis point YoY and 25 basis points sequentially. While SMEs loans NPL ratio increased 80 basis points YoY and 99 basis points sequentially, further affected by the economic environment. Commercial loans excluding SMEs loans NPL ratio decreased 21 basis points YoY and 30 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 36.3%, consumer loans (including credit cards) 34.8% and commercial loans 28.9%.

Earnings Release | 4Q.2020
Banco Santander México
17

Non-Performing loan ratio (%)
				Variation (bps)
	Dec-20	Sep-20	Dec-19	QoQ	YoY
Commercial	1.51	1.26	1.25	25	26
SMEs	3.08	2.09	2.28	99	80
Others	0.81	1.11	1.02	(30)	(21)

Individuals
Consumer	6.52	2.33	3.81	419	271
Credit Card	7.46	2.69	4.14	477	332
Other consumer	5.69	2.01	3.46	368	223
Mortgages	4.54	4.23	4.13	31	41
Total	3.08	2.09	2.28	99	80

The aforementioned variations in non-performing loans led to an NPL ratio of 3.08% in December 2020, increasing 80 basis points from 2.28% in December 2019 and 99 basis point compared to the 2.09% reported in September 2020. The increase in the NPL ratio reflected the effect of the end of the payment holiday program. Nevertheless, the Bank has been able to implement strategies, like timely and swift recoveries and restructuring actions, to mitigate and manage its impact in the results.

Finally, the coverage ratio for December 2020 stood at 116.87%, decreasing from 132.02% in December 2019 and 167.94% in September 2020.

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19
Commission and fee income
Debit and credit card	2,336	1,860	2,520	25.6	(7.3)	8,455	9,590	(11.8)
Account management	640	659	637	(2.9)	0.5	2,588	2,428	6.6
Collection services	480	490	457	(2.0)	5.0	2,074	1,940	6.9
Investment funds	414	407	404	1.7	2.5	1,611	1,568	2.7
Insurance	1,378	1,316	1,277	4.7	7.9	5,294	5,037	5.1
Purchase-sale of securities and money market transactions	233	234	218	(0.4)	6.9	962	905	6.3
Checks trading	48	47	57	2.1	(15.8)	184	244	(24.6)
Foreign trade	269	339	298	(20.6)	(9.7)	1,395	1,276	9.3
Financial advisory services	198	125	154	58.4	28.6	1,194	1,335	(10.6)
Other	205	182	228	12.6	(10.1)	799	933	(14.4)
Total	6,201	5,659	6,250	9.6	(0.8)	24,556	25,256	(2.8)

Commission and fee expense
Debit and credit card	(747)	(179)	(1,055)	—	(29.2)	(2,741)	(4,093)	(33.0)
Investment funds	0	(1)	0	(100.0)	0.0	(1)	(1)	0.0
Insurance	(18)	(24)	(35)	25.0	48.6	(103)	(122)	(15.6)
Purchase-sale of securities and money market transactions	(38)	(30)	(32)	26.7	18.8	(163)	(177)	(7.9)
Checks trading	(12)	(10)	(8)	20.0	50.0	(43)	(31)	38.7
Financial advisory services	(8)	(1)	(33)	—	(75.8)	(19)	(136)	(86.0)
Bank Correspondents	(232)	(220)	(208)	5.5	11.5	(833)	(802)	3.9
Other	(437)	(504)	(554)	(13.3)	(21.1)	(1,959)	(1,866)	5.0
Total	(1,492)	(969)	(1,925)	54.0	(22.5)	(5,862)	(7,228)	(18.9)

Commission and fee income, net
Debit and credit card	1,589	1,681	1,465	(5.5)	8.5	5,714	5,497	3.9
Account management	640	659	637	(2.9)	0.5	2,588	2,428	6.6
Collection services	480	490	457	(2.0)	5.0	2,074	1,940	6.9
Investment funds	414	406	404	2.0	2.5	1,610	1,567	2.7
Insurance	1,360	1,292	1,242	5.3	9.5	5,191	4,915	5.6
Purchase-sale of securities and money market transactions	195	204	186	(4.4)	4.8	799	728	9.8
Checks trading	36	37	49	(2.7)	(26.5)	141	213	(33.8)
Foreign trade	269	339	298	(20.6)	(9.7)	1,395	1,276	9.3
Financial advisory services	190	124	121	53.2	57.0	1,175	1,199	(2.0)
Bank Correspondents	(232)	(220)	(208)	5.5	11.5	(833)	(802)	3.9
Other	(232)	(322)	(326)	(28.0)	(28.8)	(1,160)	(933)	24.3

Total	4,709	4,690	4,325	0.4	8.9	18,694	18,028	3.7

In 4Q20, net commission and fee income totaled Ps.4,709 million, increasing 8.9% YoY, or Ps.384 million, and 0.4%, or Ps.19 million, QoQ. On a yearly basis, commission and fee income decreased 0.8%, or Ps.49 million, while commission and fee expense decreased 22.5%, or Ps.433 million.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 33.7% of the total, followed by insurance fees, account management and collection services fees, which accounted for 28.9%, 13.6% and 10.2% of total commissions and fees, respectively.

Earnings Release | 4Q.2020
Banco Santander México
18

Net commisions and fees
Breakdown (%)
	4Q20	3Q20	4Q19	12M20	12M19
Credit cards	33.7	35.8	33.9	30.6	30.5
Insurance	28.9	27.5	28.7	27.8	27.3
Account management	13.6	14.1	14.7	13.8	13.5
Collection services	10.2	10.5	10.6	11.1	10.8
Investment funds	8.8	8.7	9.3	8.6	8.7
Foreign trade	5.7	7.3	6.9	7.5	7.1
Purchase-sale of securities and money market transactions	4.1	4.3	4.3	4.3	4.0
Financial advisory services	4.0	2.6	2.8	6.3	6.7
Checks trading	0.8	0.8	1.1	0.8	1.2
Bank correspondents	(4.9)	(4.7)	(4.8)	(4.5)	(4.5)
Other	(4.9)	(6.9)	(7.5)	(6.3)	(5.3)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees were up 8.9% YoY in 4Q20, mostly as a result of:

i)	An 8.5%, or Ps.124 million, increase in debit and credit card fees, due to a sequential pickup in credit card transactions;

ii)	A 9.5%, or Ps.118 million, increase in insurance fees, driven by strong origination in mortgage loans;

iii)	A 28.8%, or Ps.94 million, decrease in other commissions and fees paid; and

iv)	A 57.0%, or Ps.69 million, increase in financial advisory services, due to a recovery in market activity in investment banking transactions.

On a cumulative basis, net commissions and fees amounted Ps.18,694 million in 12M20, reflecting a YoY increase of 3.7%, or Ps.666 million. Commission and fee income decreased 2.8%, while commission and fee expense decreased 18.9%.

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Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19
Valuation
Foreign exchange	(3,642)	(1,081)	433	—	—	(2,124)	386	—
Derivatives	(1,457)	(1,259)	(128)	15.7	—	(4,528)	3,892	—
Equity securities	163	64	(86)	—	—	248	(50)	—
Debt instruments	646	(585)	(1,473)	—	143.9	6,923	121	—
Valuation result	(4,290)	(2,861)	(1,254)	(49.9)	—	519	4,349	(88.1)

Purchase / sale of securities
Foreign exchange	4,811	1,456	389	—	—	3,244	975	—
Derivatives	89	2,111	2,177	(95.8)	(95.9)	1,298	(3,152)	141.2
Equity securities	101	(109)	162	—	(37.7)	(323)	1,150	(128.1)
Debt instruments	12	695	(13)	(98.3)	—	1,443	136	—
Purchase -sale result	5,013	4,153	2,715	20.7	84.6	5,662	(891)	—

Total	723	1,292	1,461	(44.0)	(50.5)	6,181	3,458	78.7

In 4Q20, Banco Santander México reported a Ps.723 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,461 million in 4Q19 and a gain of Ps.1,292 million in 3Q20.

The Ps.723 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.5,013 million purchase-sale gain related to gains of Ps.4,811 million, Ps.101 million, Ps.89 million and Ps.12 million in foreign exchange, equity securities, derivative instruments and debt instruments, respectively; and

ii)	A Ps.4,290 million valuation loss, which resulted from losses of Ps.3,642 million and Ps.1,457 million in foreign exchange and derivative instruments, respectively. These losses were partly offset by gains of Ps.646 million and Ps.163 million in debt instruments and equity securities.

On a cumulative basis, net gain from financial assets and liabilities for 12M20, reached Ps.6,181 million, representing a 78.7%, or Ps.2,723 million YoY increase.

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Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19

Cancellation of liabilities and reserves	457	13	131	—	—	671	360	86.4
Interest on personnel loans	48	56	74	(14.3)	(35.1)	244	293	(16.7)
Allowance for losses on foreclosed assets	(12)	(13)	(16)	(7.7)	(25.0)	(38)	(91)	(58.2)
Profit from sale of foreclosed assets	17	28	20	(39.3)	(15.0)	341	120	—
Technical advisory and technology services	(4)	12	25	(133.3)	(116.0)	68	97	(29.9)
Portfolio recovery legal expenses and costs	(238)	(196)	(352)	21.4	(32.4)	(762)	(1,121)	(32.0)
Premiums paid on guarantees for SMEs loans portfolio	(429)	(168)	(308)	—	39.3	(1,130)	(970)	16.5
Write-offs and bankruptcies	(111)	(201)	(343)	(44.8)	(67.6)	(672)	(1,101)	(39.0)
Provision for legal and tax contingencies	(75)	(43)	(93)	74.4	(19.4)	(286)	(280)	2.1
Others	(32)	103	261	(131.1)	(112.3)	332	519	(36.0)

Total	(379)	(409)	(601)	(7.3)	(36.9)	(1,232)	(2,174)	(43.3)

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Other operating expenses in 4Q20 totaled Ps.379 million, down from Ps.601 million in 4Q19 and down from Ps.409 million reported in 3Q20.

The 36.9%, or Ps.222 million, YoY decrease, in other operating expenses in 4Q20 was mainly driven by an increase in cancellation of liabilities and reserves of Ps.326 million, lower write-offs of 67.6%, or Ps.232 million and lower legal expenses and costs related to portfolio recoveries of 32.4%, or Ps.114 million, partly offset by a decrease in other operating income of Ps.293 million and higher premiums paid on guarantees for the SMEs loan portfolio of 39.3%, or Ps.121 million.

On a cumulative basis, other operating expenses for 12M20, reached Ps.1,232 million, representing a 43.3%, or Ps.942 million YoY decrease.

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	4Q20	3Q20	4Q19	QoQ	YoY	12M20	12M19	20/19
Salaries and employee benefits	4,024	3,762	3,843	7.0	4.7	15,263	15,698	(2.8)
Credit card operation	41	55	84	(25.5)	(51.2)	202	323	(37.5)
Professional fees	421	327	326	28.7	29.1	1,155	775	49.0
Leasehold	646	633	652	2.1	(0.9)	2,588	2,454	5.5
Promotional and advertising expenses	159	254	219	(37.4)	(27.4)	833	901	(7.5)
Taxes and duties	705	464	483	51.9	46.0	2,362	1,972	19.8
Technology services (IT)	1,743	1,454	1,174	19.9	48.5	5,403	4,036	33.9
Depreciation and amortization	1,169	1,090	1,125	7.2	3.9	4,267	3,819	11.7
Contributions to IPAB	976	1,000	841	(2.4)	16.1	3,859	3,353	15.1
Cash protection	265	411	349	(35.5)	(24.1)	1,263	1,248	1.2
Others	953	979	1,248	(2.7)	(23.6)	3,720	4,286	(13.2)

Total	11,102	10,429	10,344	6.5	7.3	40,915	38,865	5.3

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Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q20	3Q20	4Q19	12M20	12M19
Personnel	36.2	36.1	37.2	37.3	40.4
Technology services (IT)	15.7	13.9	11.3	13.2	10.4
Depreciation and amortization	10.5	10.5	10.9	10.4	9.8
IPAB	8.8	9.6	8.1	9.4	8.6
Others	8.6	9.4	12.0	9.1	11.1
Taxes and duties	6.4	4.5	4.7	5.8	5.1
Leasehold	5.8	6.1	6.3	6.3	6.3
Professional fees	3.8	3.1	3.2	2.8	2.0
Cash protection	2.4	3.9	3.4	3.1	3.2
Promotional and advertising expenses	1.4	2.4	2.1	2.1	2.3
Credit card operation	0.4	0.5	0.8	0.5	0.8
Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 4Q20 totaled Ps.11,102 million, compared to Ps.10,344 million in 4Q19 and Ps.10,429 million in 3Q20, increasing 7.3% YoY and 6.5% QoQ, reflecting higher IT expenses and the amortization and depreciation charges of the Bank’s strategic initiatives.

The 7.3%, or Ps.758 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	48.5%, or Ps.569 million, in technology services, mainly due to migration to cloud technology, ATM software, and cybersecurity tools;

ii)	46.0%, or Ps.222 million, in taxes and duties;

iii)	4.7%, or Ps.181 million, in salaries and employee benefits; and

iv)	16.1%, or Ps.135 million, in contributions to IPAB.

These increases were partly offset by the following decrease:

i)	23.6%, or Ps.295 million, in other expenses.

The efficiency ratio for the quarter increased 485 basis points YoY and 392 basis points QoQ to 52.06%.

The recurrence ratio for 4Q20 was 42.42%, up from 41.81% in 4Q19 and lower than the 44.97% reported in 3Q20.

On a cumulative basis, administrative and promotional expenses in 12M20 amounted Ps.40,915 million, reflecting an increase of 5.3%, or Ps.2,050 million. The efficiency ratio increased 69 basis points YoY from 45.37% in 12M19 to 46.06% in 12M20.

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Efficiency[1]

+485bps
+69bps
47.21%
43.95%
40.71%
48.14%
52.06%
+392bps
45.37%
46.06%
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Profit before taxes

Profit before taxes in 4Q20 was Ps.7,150 million, reflecting increases of 6.6%, or Ps.444 million, YoY, and 6.8%, or Ps.453 million, QoQ.

On a cumulative basis, profit before taxes for 12M20 amounted Ps.26,831 million, reflecting a YoY decrease of 6.5%, or Ps.1,857 million.

Income taxes

In 4Q20, Banco Santander México reported a tax expense of Ps.1,670 million compared to Ps.1,790 million in 4Q19 and Ps.1,667 million in 3Q20. The effective tax rate for the quarter was 23.36%, compared to 26.69% reported in 4Q19 and 24.89% in 3Q20.

On a cumulative basis, the effective tax rate for 12M20 stood at 24.89%, 75 basis points lower than the 25.64% for 12M19.

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Capitalization and liquidity

Capitalization
Million pesos	Dec-20	Sep-20	Dec-19
CET1	114,306	100,880	90,816
Tier 1	124,255	111,944	100,236
Tier 2	27,203	29,324	24,847
Total Capital	151,458	141,268	125,083

Risk-weighted assets
Credit risk	540,191	537,037	536,527
Credit, market and operational risk	796,836	823,055	764,093

Credit risk ratios:
CET1 (%)	21.16	18.78	16.93
Tier 1 (%)	23.00	20.85	18.68
Tier 2 (%)	5.04	5.46	4.63
Capitalization ratio (%)	28.04	26.31	23.31

Total capital ratios:
CET1 (%)	14.35	12.26	11.89
Tier 1 (%)	15.59	13.60	13.12
Tier 2 (%)	3.42	3.56	3.25
Capitalization ratio (%)	19.01	17.16	16.37

Banco Santander México’s capital ratio at December 2020 was 19.01%, compared to 16.37% and 17.16% at December 2019 and September 2020, respectively. The 19.01% capital ratio was comprised of 14.35% of fundamental capital (CET1), 1.24% of additional capital (AT1), and 3.42% of complementary capital (Tier 2). Both CET1 and total capital ratio are the highest the Bank has had since becoming a public company, reflecting the postponement of the dividend payment, as recommended by the CNBV in March 2020.

As of November 2020, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated December 31st, 2020, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q20 was 312.98%, which compares to 159.37% in 4Q19 and 275.11% in 3Q20. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.39% for December 2020, 6.82% for September 2020, 6.53% for June 2020, 6.53% for March 2020 and 7.02% for December 2019.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

V.Relevant Events, Transactions and Activities

Relevant Events

Resolution of the Federal Economic Competition Commission regarding alleged participation in monopolistic practices

On January 25, 2021 Banco Santander México announced that, with respect to the decision of the Federal Economic Competition Commission (COFECE) to fine, for a total of Ps.28.8 million, seven banks (with Ps.0.6 million of the fine corresponding to Banco Santander México), for allegedly had participated in monopolistic

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Banco Santander México
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practices in the secondary markets for government bonds, the Bank did not accept these allegations nor admit fault and would appeal to federal courts in order to legally dispute these allegations.

Relevant Transactions

Confirming Global to Soriana Company

Banco Santander México signed the first Confirming Global contract with Tiendas Soriana S.A de C.V. for an amount of $100 million dollars with a twelve-month term to afford international suppliers payment.

VI. Awards and Recognitions

Santander Private Banking recognized as The Best private Banking in México by The Banker magazine

On November 5, 2020 Santander Private Banking was recognized, for the first time, as “The Best Private Banking” in Mexico by the trusted magazine, The Banker. This award outlines the Bank’s strong presence and recognition of the market in the private banking sector for its robust product offering, along with its personalized and close relationship with its customers.

The Banker magazine, founded in 1926, is owned by The Financial Times Group and is recognized as a leader in banking and international banking and finance intelligence for the world’s financial sector. The Banker is a monthly publication available in 150 countries around the world.

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Banco Santander México
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VII. Credit Ratings

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

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VIII. 4Q20 Earnings Call Dial-In Information

Date: Thursday, February, 4th, 2020

Time: 10:00 a.m. (MCT); 11:00 p.m. (US ET)

Dial-in Numbers: 1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code: Please ask for Santander México Earnings Call

Webcast: http://public.viavid.com/index.php?id=143157

Replay: Starting: Thursday, February 4th, 2021 at 2:00 p.m. (US ET)

Ending: Thursday, February 11th, 2021 at 11:59 p.m. (US ET)

ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671

International & Mexico Access Code: 13715461

IX. Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

X. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q20*4

•	Average figures are calculated using 4Q19 and 4Q20

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ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31st, 2020, Banco Santander México had total assets of Ps.1,856 billion under Mexican Banking GAAP and more than 18.7 million customers. Headquartered in Mexico City, the Company operates 1,350 branches and offices nationwide and has a total of 21,422 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.9087

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

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Banco Santander México
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LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

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XI. Consolidated Financial Statements

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated statement income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Consolidated balance sheet
Million pesos
	2020				2019
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	94,802	83,502	85,658	113,427	85,628	66,997	73,192	73,680

Margin accounts	4,122	3,876	4,638	4,929	5,152	5,319	3,826	3,521

Investment in securities	575,415	552,369	540,938	368,394	360,682	365,999	282,178	241,293
Trading securities	208,089	173,679	175,739	116,232	115,455	146,864	94,763	77,513
Securities available for sale	356,039	367,422	353,978	241,000	234,136	208,074	176,435	152,878
Securities held to maturity	11,287	11,268	11,221	11,162	11,091	11,061	10,980	10,902

Debtors under sale and repurchase agreements	62,294	21,813	36,848	66,147	4,154	14,747	67,889	63,768

Derivatives	304,687	324,984	385,504	346,921	160,129	182,761	147,088	135,612
Trading purposes	296,381	315,071	376,412	334,082	151,892	174,093	139,902	128,162
Hedging purposes	8,306	9,913	9,092	12,839	8,237	8,668	7,186	7,450

Valuation adjustment for hedged financial assets	281	371	421	264	234	253	152	77

Performing loan portfolio
Commercial loans	407,941	451,752	472,748	498,956	439,076	426,180	434,438	430,571
Commercial or business activity	324,825	360,463	384,891	405,260	351,911	351,698	360,269	351,907
Financial entities loans	10,082	11,020	13,083	17,103	16,713	13,713	12,430	15,911
Government entities loans	73,034	80,269	74,774	76,593	70,452	60,769	61,739	62,753
Consumer loans	108,173	110,421	108,292	111,592	112,663	112,099	110,226	107,959
Mortgage loans	165,015	157,765	151,335	148,494	145,660	142,766	140,034	137,820
Medium and residential	153,753	145,627	138,919	135,594	132,491	128,996	126,003	123,041
Social interest	6	8	24	29	32	37	42	49
Credits acquired from INFONAVIT or FOVISSSTE	11,256	12,130	12,392	12,871	13,137	13,733	13,989	14,730
Total performing loan portfolio	681,129	719,938	732,375	759,042	697,399	681,045	684,698	676,350

Non-performing loan portfolio
Commercial loans	6,245	5,783	6,700	5,728	5,553	5,783	5,545	5,423
Commercial or business activity	6,245	5,781	6,698	5,728	5,553	5,783	5,545	5,423
Financial entities loans	0	2	2	0	0	0	0	0
Consumer loans	7,539	2,637	4,700	4,319	4,459	4,531	4,469	4,091
Mortgage loans	7,856	6,972	7,444	6,720	6,269	5,967	5,617	5,362
Medium and residential	6,079	5,516	5,864	5,095	4,751	4,431	4,094	3,978
Social interest	10	18	5	3	4	5	5	5
Credits acquired from INFONAVIT or FOVISSSTE	1,767	1,438	1,575	1,622	1,514	1,531	1,518	1,379
Total non-performing portfolio	21,640	15,392	18,844	16,767	16,281	16,281	15,631	14,876
Total loan portfolio	702,769	735,330	751,219	775,809	713,680	697,326	700,329	691,226

Allowance for loan losses	(25,291)	(25,850)	(26,157)	(22,664)	(21,494)	(21,299)	(21,345)	(20,836)
Loan portfolio (net)	677,478	709,480	725,062	753,145	692,186	676,027	678,984	670,390

Acrrued income receivable from securitization transactions	160	158	155	154	157	80	84	113
Other receivables (net)	93,628	119,989	107,968	106,093	64,076	110,974	77,945	79,046
Foreclosed assets (net)	135	119	136	155	227	231	232	241
Property, furniture and fixtures (net)	12,376	10,746	10,185	10,343	10,545	9,715	9,054	8,841
Long-term investment in shares	1,091	1,012	913	359	90	90	90	90
Deferred taxes and deferred profit sharing (net)	19,225	20,766	21,560	21,849	19,154	18,702	18,901	18,986
Deferred charges, advance payments and intangibles	10,477	9,459	9,324	9,991	9,541	8,808	8,536	8,601
Other	42	40	40	39	39	38	36	35

Total assets	1,856,213	1,858,684	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Earnings Release | 4Q.2020
Banco Santander México
32

Consolidated balance sheet
Million pesos
	2020				2019
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	845,107	862,618	880,490	861,518	745,882	738,723	776,006	750,154
Demand deposits	515,449	507,949	506,332	529,554	443,189	437,202	458,126	462,441
Time deposits – general public	195,736	199,815	223,703	216,206	186,484	190,925	207,018	193,528
Time deposits – money market	51,467	63,483	58,072	63,040	61,132	53,820	54,543	45,175
Credit instruments issued	80,663	89,634	90,750	51,178	53,345	55,133	54,718	47,510
Global Account uptake without movements	1,792	1,737	1,633	1,540	1,732	1,643	1,601	1,500

Bank and other loans	47,876	45,252	73,378	40,595	45,279	51,640	68,089	57,574
Demand loans	5,425	2,349	30,459	275	5,922	9,546	22,305	6,792
Short-term loans	18,338	18,904	18,972	16,973	15,713	15,239	17,816	22,440
Long-term loans	24,113	23,999	23,947	23,347	23,644	26,855	27,968	28,342

Creditors under sale and repurchase agreements	335,429	282,666	267,962	234,582	192,835	162,216	84,668	65,455

Securities Lending	0	0	0	0	0	0	1	0

Collateral sold or pledged as guarantee	15,610	14,260	15,411	10,209	8,923	30,611	21,211	24,006
Repurchase	347	748	999	2,392	644	9	118	912
Securities loans	15,263	13,512	14,412	7,817	8,279	30,602	21,093	23,094

Derivatives	305,465	332,882	399,025	361,310	152,422	176,569	144,866	134,917
Trading purposes	286,511	308,571	371,702	336,580	144,914	168,014	136,778	127,854
Hedging purposes	18,954	24,311	27,323	24,730	7,508	8,555	8,088	7,063

Valuation adjustment of financial liabilities hedging	0	2	4	3	5	14	(12)	(19)

Other payables	111,181	129,664	104,481	110,432	93,398	125,472	104,255	104,521
Income taxes payable	0	0	0	0	224	111	22	29
Employee profit sharing payable	359	279	226	424	345	273	184	395
Creditors from settlement of transactions	39,945	57,490	38,272	44,548	36,356	65,724	41,499	41,122
Payable for margin accounts	5	27	109	627	407	1	532	69
Payable for cash collateral received	23,053	24,917	26,471	23,230	16,759	16,208	22,924	28,378
Sundry creditors and other payables	47,819	46,951	39,403	41,603	39,307	43,155	39,094	34,528

Subordinated credit notes	36,182	39,814	41,957	42,218	34,267	35,464	34,886	34,819

Deferred revenues and other advances	492	51	106	302	288	332	388	501

Total liabilities	1,697,342	1,707,209	1,782,814	1,661,169	1,273,299	1,321,041	1,234,358	1,171,928

Paid-in capital	34,933	35,030	34,977	34,917	34,908	34,859	34,961	34,908
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,134	5,231	5,178	5,118	5,109	5,060	5,162	5,109

Other capital	123,938	116,445	111,559	106,124	103,787	104,841	98,868	97,458
Capital reserves	25,446	25,446	25,446	23,845	23,845	23,845	23,845	22,315
Retained earnings	76,672	76,837	77,013	78,802	57,617	63,217	63,365	69,885
Result from valuation of available for sale securities, net	3,632	1,276	1,516	(467)	2,177	1,311	667	(145)
Result from valuation of cash flow hedge instruments, net	(491)	(820)	(1,104)	(527)	(249)	(261)	(221)	(155)
Cumulative effect of conversion	9	9	9	9	9	9	9	9
Adjustment employees’ pension fund	(1,523)	(1,009)	(1,001)	(995)	(986)	261	272	226
Net income	20,154	14,674	9,644	5,414	21,332	16,416	10,899	5,291
Non-controlling interest	39	32	36	43	42	43	32	32
Total stockholders ‘equity	158,871	151,475	146,536	141,041	138,695	139,700	133,829	132,366

Total liabilities and stockholders´ equity	1,856,213	1,858,684	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Earnings Release | 4Q.2020
Banco Santander México
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Consolidated balance sheet
Million pesos
	2020				2019
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	63	43	60	60	58	50	46	46
Credit commitments	249,138	233,900	241,991	239,348	216,574	232,458	214,277	231,994
Assets in trust or under mandate	204,219	202,538	203,887	182,285	185,620	187,586	179,341	177,672
Trusts	203,223	201,809	203,288	181,595	184,868	186,678	177,240	175,516
Mandates	996	729	599	690	752	908	2,101	2,156
Assets in custody or under administration	1,730,422	1,719,914	1,736,409	1,683,347	1,597,771	2,147,758	2,058,218	2,124,474
Collateral received	92,349	88,352	90,306	112,071	95,259	97,706	141,731	208,248
Collateral received and sold or pledged as guarantee	9,508	47,932	33,734	35,501	77,824	46,861	49,536	118,896
Investment banking transactions for third parties (net)	99,277	152,800	100,690	172,343	176,736	170,777	111,475	66,018
Uncollected interest earned on past due loan portfolio	866	776	890	879	818	854	859	803
Other record accounts	1,753,408	1,765,791	1,789,945	1,891,589	1,698,449	1,730,053	1,686,189	1,696,042
	4,139,250	4,212,046	4,197,912	4,317,423	4,049,109	4,614,103	4,441,672	4,624,193

Earnings Release | 4Q.2020
Banco Santander México
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These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2020
Banco Santander México
35

Consolidated statement of income
Million pesos
	2020					2019
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	114,274	26,541	27,503	29,383	30,847	123,338	31,544	30,465	30,556	30,773
Interest expense	(49,086)	(10,269)	(11,414)	(13,452)	(13,951)	(56,985)	(14,817)	(13,876)	(13,968)	(14,324)
Net interest income	65,188	16,272	16,089	15,931	16,896	66,353	16,727	16,589	16,588	16,449

Provisions for loan losses	(21,263)	(3,152)	(4,596)	(8,350)	(5,165)	(18,112)	(4,862)	(4,478)	(4,454)	(4,318)
Net interest income after provisions for loan losses	43,925	13,120	11,493	7,581	11,731	48,241	11,865	12,111	12,134	12,131

Commission and fee income	24,556	6,201	5,659	6,188	6,508	25,256	6,250	6,504	6,486	6,016
Commission and fee expense	(5,862)	(1,492)	(969)	(1,590)	(1,811)	(7,228)	(1,925)	(1,924)	(1,789)	(1,590)
Net gain (loss) on financial assets and liabilities	6,181	723	1,292	3,283	883	3,458	1,461	1,101	564	332
Other operating income	(1,232)	(379)	(409)	(232)	(212)	(2,174)	(601)	(582)	(440)	(551)
Administrative and promotional expenses	(40,915)	(11,102)	(10,429)	(9,599)	(9,785)	(38,865)	(10,344)	(9,783)	(9,482)	(9,256)
Operating income	26,653	7,071	6,637	5,631	7,314	28,688	6,706	7,427	7,473	7,082

Equity in results of associated companies	178	79	60	35	4	0	0	0	0	0

Operating income before income taxes	26,831	7,150	6,697	5,666	7,318	28,688	6,706	7,427	7,473	7,082

Current income taxes	(7,496)	(1,065)	(1,364)	(2,023)	(3,044)	(7,099)	(2,108)	(1,958)	(1,782)	(1,251)
Deferred income taxes (net)	819	(605)	(303)	587	1,140	(257)	318	48	(83)	(540)
Net income	20,154	5,480	5,030	4,230	5,414	21,332	4,916	5,517	5,608	5,291

Earnings Release | 4Q.2020
Banco Santander México
36

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2020
Banco Santander México
37

Consolidated statement of changes in stockholders’ equity
From January 1st to December 31st, 2020
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2019	29,799	5,109	23,845	57,617	2,177	(249)	9	(986)	21,332	42	138,695
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,601	19,731					(21,332)		0
TOTAL	0	0	1,601	19,731	0	0	0	0	(21,332)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					1,455						1,455
Result from valuation of cash flow hedge instruments, net						(242)					(242)
Recognition of share-based payments		83									83
Shares held by treasury		(58)									(58)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(676)							(676)
Employee defined benefit measures								(537)			(537)
Net income									20,154		20,154
Non-controlling interest										(3)	(3)

TOTAL	0	25	0	(676)	1,455	(242)	0	(537)	20,154	(3)	20,176

BALANCE AS OF DECEMBER 31st, 2020	29,799	5,134	25,446	76,672	3,632	(491)	9	(1,523)	20,154	39	158,871

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2020
Banco Santander México
38

Consolidated statement of cash flows
From January 1st to December 31st, 2020
Million pesos

OPERATING ACTIVITIES
Net income		20,154
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(6,139)
Equity in income of associated companies	(178)
Depreciation of property, furniture and fixtures	1,785
Amortizations of intangible assets	2,474
Recognition of share-based payments	83
Current and deferred income taxes	6,677
Deferred employee profit sharing	21
Provisions	590
Amortizations of debt issuance expenses	18	5,331
		25,485
OPERATING ACTIVITIES
Margin accounts		1,030
Investment in securities		(210,570)
Debtors under sale and repurchase agreements		(58,140)
Derivatives-asset		(144,548)
Loan portfolio-net		15,487
Accrued income receivable from securitization transactions		(3)
Foreclosed assets		92
Other operating assets		(34,183)
Deposits		98,658
Bank and other loans		2,597
Creditors under sale and repurchase agreements		142,593
Collateral sold or pledged as guarantee		6,686
Derivatives-liability		150,886
Other operating liabilities		16,314
Payments of income taxes		(3,956)
Net cash provided by (used in) operating activities		(17,057)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		6
Payments for acquisition of property, furniture and fixtures		(3,385)
Payments for acquisition of intangible assets		(2,480)
Payments for acquisition of mortgage business		(823)

Net cash provided by (used in) investing activities		(6,682)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(676)
Payments from associated for purchase of treasury shares		(58)

Net cash used in financing activities		(734)

Net Cash decrease		1,012

Adjustment to cash flows for changes in exchange rate		8,162

Funds available at the beginning of the year		85,628

Funds available at the end of the year		94,802

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

Earnings Release | 4Q.2020
Banco Santander México
39

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2020
Banco Santander México
40

XII.Notes to Consolidated Financial Statements

▪  Special accounting criteria

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2020
Banco Santander México
41

Special accounting criteria

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC’s by its Spanish acronym).

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan is classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria may be applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits are implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SICs

In the event that the restructuring or renewals include deductions, waivers, bonuses, or discounts on the loan balance that result in lower payments for customers, as a mechanism to strengthen the liquidity, the constitution of the allowance for loan losses, related to the granting of deductions, waivers, bonuses and discounts to customers.

Earnings Release | 4Q.2020
Banco Santander México
42

When documenting the new loan conditions, if applicable, there must be evidence of the agreement between the parties, which can be accredited by email.

Regarding to the modifications to the mortgage loans with guarantee, which cannot be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interests and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

•	These are loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring end no later than 120 calendar days after the date indicated above (June 2020).

•	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions must adhere to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Additionally, credit institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020. and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021 as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consists of not demanding the minimum payment for 4 months including principal and interest, this is reflected in the client's account statement, since the minimum payment will be zero during this period. Once the support is requested, it will take effect 24 business hours after the request; applying for and obtaining support does not affect the customer's credit history.

Earnings Release | 4Q.2020
Banco Santander México
43

Interest is generated at normal rate and these will not be part of the revolving balance, that is, there is no capitalization of interest. The customer can make payments at any time to the credit card.

It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client may re-use the credit card.

Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It is necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer can make payments during the suspension period.

Automotive loan

The program consists of not requiring the required payment of the loan for the following 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client is eligible for support. The customer can make advance payments at any time.

Mortgage loan

The support consists of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client is eligible for support. There is no impact on the customer's credit history, nor will collection activities be carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it is not necessary to make the monthly payment during this period. There is no affectation for the client in the credit bureau (SIC’s), which allows him to use this liquidity to solve his immediate needs.

The loan line is extended in the same monthly payments for which payment is postponed.

SME loan - Agile

The support consists of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allows the client to use this liquidity to solve immediate needs, since the minimum payment is not required. The loan conditions are maintained, the only thing that changes is the term that increases up to 4 months, without any affectation in the credit bureau (SIC’s).

As of December 31, 2020, Banco Santander México has 531,636 loans were registered in its different support programs for an amount of Ps. 150,809 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	25,171	Ps.58,479

Consumer loans	448,984	28,094
Mortgage loans	57,472	64,235
Medium and residential	9	1
Social interest	0	0
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total	531,636	Ps.150,809

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Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of December 31, 2020:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	407,941	399,587

Consumer loans	108,173	106,435

Mortgage loans
Medium and residential	153,753	149,596
Social interest	6	6
Credits acquired from INFONAVIT or FOVISSSTE	11,256	11,256

Total performing loan portfolio	681,129	666,880

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	6,245	14,149

Consumer loans	7,539	8,992

Mortgage loans
Medium and residential	6,079	9,961
Social interest	10	10
Credits acquired from INFONAVIT or FOVISSSTE	1,767	1,767

Total non-performing portfolio	21,640	34,879

Total loan portfolio	702,769	701,759

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(7,445)	(7,063)

Consumer loans	(13,906)	(13,697)
Mortgage loans
Medium and residential	(3,643)	(4,142)
Social interest	(0)	-
Credits acquired from INFONAVIT or FOVISSSTE	(297)	(337)

Total allowance for loan losses	(25,291)	(25,239)

Loan portfolio (net)	677,478	676,520

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Consolidated statement of income
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Interest income	114,274	113,264
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	37,504	37,054

Consumer loans	29,175	28,890
Mortgage loans
Medium and residential	13,552	13,277
Social interest	3	3
Credits acquired from INFONAVIT or FOVISSSTE	1,486	1,486

Total interest income	81,720	80,710

Allowance for loan losses
Commercial loans
Commercial or business activity	(13,017)	(12,635)

Consumer loans	(8,896)	(8,687)
Mortgage loans
Medium and residential	640	141
Social interest	10	10
Credits acquired from INFONAVIT or FOVISSSTE	-	(40)

Total allowance for loan losses	(21,263)	(21,211)

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Below is the calculation of the capitalization index of Banco Santander México as of December 31, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	19.01%
Accounting Criteria B-6	18.85%

(16) pb

Note: the information shown above represents consolidated financial information of Banco Santander México as of December 31, 2020. Appendix XIII details the information corresponding to its subsidiaries as of the same date

Constitution of additional and prudential estimates

As of December 31, 2020, Banco Santander México recorded Ps. 1,936 million additional estimates recognized by the CNBV. These additional measures are constituted to cover risks that are not provided for in the different loan portfolio rating methodologies.

Additionally, Banco Santander México recorded Ps. 292 million of preventive estimates for credit risks for the commercial loan portfolio, corresponding to the early recognition of impairment in accordance with the provisions of its internal models authorized by CNBV.

Based on the aforementioned, in addition to the allowance for loan losses established according to the different methodologies established by the CNBV through general provisions, a preventive estimate for credit risks higher by Ps. 2,228 million for the concepts described in the previous paragraphs.

Based on the above, in addition to the reserves for credit risks established according to the models provided by the CNBV, reserves were created for Ps. 2,228 million for the concepts described above.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio in accordance with the Accounting Criteria B-6 “Loan Portfolio” as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

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•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Banco Santander México decided not to apply the Covid Accounting Facilities.

Special Accounting Criteria issued for meteorological damage

On November 30, 2020, the CNBV issued on a temporary basis, Special Accounting Criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortgage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

The loans that adhere to the benefit of the Special Accounting Criteria will allow the credit institutions not to consider them as restructured in accordance with the Accounting Criteria B-6 “Loan Portfolio” issued by the CNBV, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio in accordance with the Accounting Criteria B-6 "Loan Portfolio" on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of December 31, 2020, Banco Santander México has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2020

As from January 1, 2020, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes the retrospective application in the recognition of accounting changes, error corrections and reclassifications. However, the CINIF considered it convenient to introduce the concept of partial retrospective application, in order to give practical sense to the recognition of certain accounting changes derived from modifications to the MFRS or the incorporation of new MFRS. The CINIF will evaluate in each case, when it is possible to apply this practical solution and it will be established in each MFRS.

MFRS B-8, Consolidated or combined financial statements

Presentation of the goodwill of subsidiaries in unconsolidated financial statements

MFRS B-8 establishes the possibility for a controlling entity to present unconsolidated financial statements. In the financial statements, the interests in subsidiaries must be presented as permanent investments valued based on the equity method, for which the provisions of MFRS C-7, Investments in associates, joint ventures and permanent investments must be observed; however, MFRS B-8 does not clearly mention how the goodwill of the subsidiaries should be presented.

MFRS B-8 is amended to promptly mention the form of presentation of goodwill associated with a subsidiary

MFRS B-11, Disposal of long-lived assets and discontinued operations

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The CINIF amended MFRS B-11 to clarify that a disposal asset is not the same as an asset held for sale; that is, disposal assets include assets: held for sale, to distribute to shareholders, for abandonment and for donation.

Disposal assets classified as non-current in accordance with MFRS B-6, Statement of Financial Position, must be classified as current assets when they meet the criteria to be classified as held for sale in accordance with this MFRS. The assets of an entity that would normally be considered non-current, but that entity since its acquisition has exclusively destined them to be sold, should not be classified as current unless they meet the criteria to be classified as held for disposal in accordance with this MFRS.

MFRS C-2, Investment in financial instruments

MFRS C-2 establishes that an entity may, upon initial recognition of a financial instrument, irrevocably designate it as valued at its fair value with effect on net profit or loss. However, the wording of the MFRS was not clear, so it was modified to make it more precise.

MFRS C-3, Accounts receivable

MFRS C-3 establishes that an entity must recognize an foreclosed asset received in exchange for an account receivable, at the lower of the gross book value of the account receivable and the net realization value of the foreclosed asset. However, in Appendix A of this MFRS it is mentioned that it should be the net book value of the account receivable, so this appendix was adjusted.

MFRS C-16, Impairment of financial instruments receivable

It is considered necessary to make a modification to specify what interest rate will be used in the event of renegotiation of a Financial instruments to collect principal and interest (FICPI). The rate to be used will be the original effective interest rate, which should only be modified due to the effect of the renegotiation costs to be amortized.

MFRS C-19, Financial instruments payable

MFRS C-19 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated during the life of the instrument; In the application of said criterion, it has been detected that the effects of the recalculation of the effective rate normally do not have effects of relative importance in the amortization of the transaction costs and finally in the book value of the Financial Instruments Payable (FIP), therefore, MFRS C-19 is modified to not require recalculation of the effective interest rate against a variable interest rate that does not produce effects of relative importance.

MFRS C-20, Financial instruments to collect principal and interest

MFRS C-19 and MFRS C-20 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated for the rest of the instrument's life, in accordance with the change made by the CINIF to the MFRS C-19, the MFRS C-20 is also modified.

MFRS D-2, Costs associated with contracts with customers

In the convergence section with the International Financial Reporting Standards (IFRS or NIIF by its Spanish acronym), within the Introduction section of MFRS D-2, it was mentioned that this MFRS was totally convergent with said international standards; however, a difference was detected, so the CINIF modified MFRS D-2 to mention it.

MFRS D-3, Employee benefits

It establishes the bases to recognize the uncertain tax treatments in the Employees' Statutory Profit Sharing (PTU by its Spanish acronym) both caused and deferred, as well as the disclosure requirements in this regard. The PTU, when determined on the same on the same law and basically on the same basis with which the

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income tax is determined, could also be based on uncertain tax determinations, established in MFRS D-4 Income Tax as regards to uncertain tax treatments.

MFRS D-4, Income tax

It indicates the bases to recognize the uncertain tax treatments in the income taxes, both caused and deferred, as well as the disclosure requirements in this regard. It also includes rules for the recognition of income taxes generated by a distribution of dividends.

MFRS D-5, Leases

It incorporates the possibility of using a risk-free rate to discount future lease payments and thus recognize the lease liability of a lessee and restricts the use of the practical solution to prevent important and identifiable non-lease components from include in the measurement of assets for right of use and liabilities for leases.

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Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	December 2020			December 2019			December 2018

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	20,154	6,776,640,349	2.97	21,332	6,775,455,458	3.15	19,584	6,776,220,369	2.89

Treasury stock		10,354,008			11,538,899			10,773,988

Diluted earnings per share	20,154	6,786,994,357	2.97	21,332	6,786,994,357	3.14	19,584	6,786,994,357	2.89

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	20,154	6,786,994,357	2.97	21,332	6,786,994,357	3.14	19,584	6,786,994,357	2.89

Balance outstanding shares as of December 31st, 2020	6,776,358,355

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Consolidated Balance Sheet by Segment
Million pesos
	As of December 31, 2020			As of December 31, 2019
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	45,059	45,559	4,184	49,798	20,839	14,991
Margin accounts	0	4,122	0	0	5,152	0
Investment in securities	0	206,292	369,123	0	109,917	250,765
Debtors under sale and repurchase agreements	0	62,294	0	0	4,154	0
Derivatives	0	296,381	8,306	0	151,892	8,237
Valuation adjustment for hedged financial assets	0	0	281	0	0	234
Total loan portfolio	609,485	93,284	0	583,170	130,510	0
Allowance for loan losses	(23,975)	(1,316)	0	(19,168)	(2,326)	0
Loan portfolio (net)	585,510	91,968	0	564,002	128,184	0
Accrued income receivable from securitization transactions	0	0	160	0	0	157
Other receivables (net)	1,373	71,762	20,493	1,514	43,149	19,413
Foreclosed assets (net)	135	0	0	227	0	0
Property, furniture and fixtures (net)	10,457	1,762	157	8,910	1,502	133
Long-term investment in shares	0	0	1,091	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	19,225	0	0	19,154
Other assets	2,055	1,585	6,879	1,816	1,448	6,316
Total assets	644,589	781,725	429,899	626,267	466,237	319,490

Liabilities
Deposits	614,710	108,885	40,849	568,555	73,159	50,823
Credit instruments issued	0	1,983	78,680	0	4,697	48,648
Bank and other loans	18,337	928	28,611	15,510	425	29,344
Creditors under sale and repurchase agreements	10,821	324,608	0	9,991	182,844	0
Collateral sold or pledged as guarantee	0	15,610	0	0	8,923	0
Derivatives	0	286,511	18,954	0	144,914	7,508
Valuation adjustment of financial liabilities hedging	0	0	0	0	0	5
Other payables	36,757	72,436	1,988	28,634	60,823	3,941
Subordinated credit notes	0	0	36,182	0	0	34,267
Deferred revenues and other advances	492	0	0	288	0	0
Total liabilities	681,117	810,961	205,264	622,978	475,785	174,536
Total stockholders' equity	68,230	33,226	57,415	75,549	27,137	36,009
Total liabilities and stockholders' equity	749,347	844,187	262,679	698,527	502,922	210,545

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Income Statement by Segment
Million pesos
	12M20			12M19
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	61,006	5,636	(1,454)	59,459	6,657	237
Provisions for loan losses	(20,796)	(467)	0	(18,149)	37	0
Net interest income after provisions for loan losses	40,210	5,169	(1,454)	41,310	6,694	237
Commission and fee income (net)	16,771	1,964	(41)	16,396	1,635	(3)
Net gain (loss) on financial assets and liabilities	1,241	4,172	768	1,207	1,978	273
Other operating income	(1,845)	36	577	(2,256)	(6)	88
Administrative and promotional expenses	(34,485)	(4,981)	(1,449)	(33,076)	(4,618)	(1,171)
Operating income	21,892	6,360	(1,599)	23,581	5,683	(576)

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of December 31st, 2020
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	646,986	1,337	2,124	563	4,024
Risk "A-1"	602,826	1,160	1,024	494	2,678
Risk "A-2"	44,160	177	1,100	69	1,346
Risk "B"	82,533	644	2,365	230	3,239
Risk "B-1"	37,548	153	1,122	57	1,332
Risk "B-2"	25,512	141	717	113	971
Risk "B-3"	19,473	350	526	60	936
Risk "C"	31,391	483	1,853	867	3,203
Risk "C-1"	19,820	405	693	248	1,346
Risk "C-2"	11,571	78	1,160	619	1,857
Risk "D"	15,691	1,356	3,186	1,369	5,911
Risk "E"	10,552	1,665	3,884	807	6,356
Total rated portfolio	787,153	5,485	13,412	3,836	22,733

Provisions created					22,733
Complementary provisions					2,558
Total					25,291
Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31st, 2020.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	4Q20	3Q20	4Q19	12M20	12M19

Past due loans ratio	3.08	2.09	2.28	3.08	2.28

Past due loans coverage	116.87	167.94	132.02	116.87	132.02

Operative efficiency	2.39	2.20	2.88	2.20	2.71

ROE	14.13	13.50	14.13	12.99	15.32

ROA	1.18	1.06	1.37	1.09	1.49

Capitalization ratio:
Credit Risk	28.04	26.31	23.31	28.04	23.31
Credit, Market and operational risk	19.01	17.16	16.37	19.01	16.37

Liquidity	122.20	118.03	93.63	122.20	93.63

NIM (Net Interest Margin)	3.15	2.68	3.65	2.63	3.71

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of December 31st 2020
Million pesos, except for number of shares
1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	8,601
Government securities	197,577
Shares	1,911
208,089

Securities available for sale:
Government securities	354,052
Private securities	1,273
Shares	714
356,039

Securities held until maturity:
Government securities	7,784
Government securities (special cetes)	3,503
11,287
Total	575,415

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	1,821
Government securities	60,473
Total	62,294

Credit balances
Bank securities	4,449
Government securities	330,721
Private securities	259
Total	335,429
(273,135)

3. Investment in securities different to government securities
At December 31st, 2020 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

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4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2020, are as follows:

Trading:
Swaps
Interest rate	7,240,854
Cross currency	924,109
Equity	704

Futures	Buy	Sell

Foreign currency	1,136	4,508
Index	0	148

Forward contracts

Foreign currency	333,250	14,027
Equity	2,270	2,292

Options	Long	Short

Interest rate	65,150	82,568
Foreign currency	63,945	63,870
Indexes	271	697
Equity	774	743

Total trading derivatives	8,632,463	168,853

Hedging:
Cash flow
Interest rate swaps	11,311
Cross currency swaps	15,782
Foreign Exchange Forwards	54,767

Fair value
Interest rate swaps	3,333
Cross currency swaps	34,922

Total hedging derivatives	120,115

Total derivative financial instruments	8,752,578	168,853

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31st, 2020, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	265,267	55,955	2,250	1,353	324,825
Financial entities	9,266	816	0	0	10,082
Government entities	64,974	8,060	0	0	73,034
Commercial loans	339,507	64,831	2,250	1,353	407,941
Consumer loans	108,173	0	0	0	108,173
Media and residential	151,282	460	2,011	0	153,753
Of social interest	6	0	0	0	6
Credits acquired from INFONAVIT or FOVISSSTE	11,256	0	0	0	11,256
Mortgage loans	162,544	460	2,011	0	165,015
Total performing loan portfolio	610,224	65,291	4,261	1,353	681,129

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,858	1,387	0	6,245
Financial entities	0	0	0	0
Commercial loans	4,858	1,387	0	6,245
Consumer loans	7,539	0	0	7,539
Media and residential	5,732	64	283	6,079
Of social interest	10	0	0	10
Credits acquired from INFONAVIT or FOVISSSTE	1,767	0	0	1,767
Mortgage loans	7,509	64	283	7,856
Total non-performing loan portfolio	19,906	1,451	283	21,640

The analysis of movements in non-performing loans from December 31st, 2019 to December 31st, 2020, is as follows:

Balance as of December 31st, 2019				16,281

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				37,849

Collections
Cash		(3,302)
Transfer to performing loan portfolio		(7,523)
Proceeds from foreclosure proceedings		(74)

Write-offs				(21,590)
Adjustment for exchange rate				0

Balance as of December 31st, 2020				21,640

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7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to December 31st, 2020, is as follows:

Balance as of January 1st, 2020	21,495

Allowance for loan losses	23,819
Write-offs	(21,511)
Foreign exchange result	1,488
Balance as of December 31st 2020	25,291

The table below presents a summary of write-offs by type of product as of December 31st, 2020:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,150	91	1,241	23.5
Mortgage loans	211	14	225	4.3
Credit card loans	1,958	47	2,005	38.0
Consumer loans	1,768	35	1,803	34.2
Total	5,087	187	5,274	100.0

Second quarter
Commercial loans	1,277	53	1,330	24.4
Mortgage loans	270	14	284	5.2
Credit card loans	1,901	62	1,963	36.1
Consumer loans	1,852	12	1,864	34.3
Total	5,300	141	5,441	100.0

Third quarter
Commercial loans	1,082	62	1,144	20.5
Mortgage loans	295	23	318	5.7
Credit card loans	1,994	70	2,064	37.0
Consumer loans	2,032	25	2,057	36.8
Total	5,403	180	5,583	100.0

Fourth quarter
Commercial loans	2,877	69	2,946	56.5
Mortgage loans	290	36	326	6.3
Credit card loans	795	74	869	16.7
Consumer loans	1,018	54	1,072	20.6
Total	4,980	233	5,213	100.0

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Accumulated 2020
Commercial loans	6,386	275	6,661	31.0
Mortgage loans	1,066	87	1,153	5.4
Credit card loans	6,648	253	6,901	32.1
Consumer loans	6,670	126	6,796	31.6
Total	20,770	741	21,511	100.0

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,503 million correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,669

Total securities held to maturity (no reserve)					3,669
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,503

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at December 31st, 2020, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	128.82	1,644
B4-270701	423-2	15,292,752	01-jul-27	128.82	1,970
B4-220804	431-2	440,294	04-aug-22	117.95	52
BC-220804	431-2	71,442	04-aug-22	39.73	3
					3,669

10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2020, is as follow:
	Pesos	USD
Average balance	420,383	61,687
Interest	1,770	2
Rate	1.65%	0.01%

11. Bank and other loans

As of December 31st, 2020, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	5,000	4.20	From 1 to 2 days
Local bank loans	5,048	7.29	To 7 years
Public fiduciary funds	18,743	4.83	From 1 day to 9 years
Development banking institutions	16,902	5.26	From 1 day to 15 years

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Total	45,693

Loans in foreign currency

Foreign bank loans	10	1.50	From 2 days to 3 months
Call money	219	0.05	From 1 to 2 days
Public fiduciary funds	1,795	1.22	From 1 day to 5 years
Development banking institutions	30	5.46	From 1 to 4 months
Total	2,054

Total loans	47,747
Accrued interests	129

Total bank and other loans	47,876

12. Current and deferred taxes

Current taxes are composed as follows at December 31st, 2020

Income taxes	6,088
Deferred taxes	(1,149)	(1)
Total Bank	4,939
Current and-deferred taxes from other subsidiaries	1,738
Total consolidated Bank	6,677

(1) Deferred taxes are composed as follows:

Global provision	(419)
Fixed assets and deferred charges	19
Net effect from financial instruments	(1,134)
Accrued liabilities	(57)
Others	442
Total Bank	(1,149)	(1)
Allowance for loan losses of subsidiaries, net	32
Others, subsidiaries	298
Total deferred tax, consolidated Bank	(819)

As of December 31st, 2020, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,670
Other	9,555
Total deferred income tax (net)	19,225
Deferred taxes registered in balance sheet accounts	19,225
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of December 31st, 2020, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

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Allowance for loan losses deducting outstanding	1,814
Fixed assets and deferred charges	727
Accrued liabilities	612
Capital losses carryforward	887
Commissions and interests early collected	165
Foreclosed assets	122
Labor obligations	301
Derivative financial transactions of exchange rate	498
Deferred EPS asset:	5,126

Deferred EPS liability:

Net effect from financial instruments	(826)
Advance payments	(239)
Others	(51)
Deferred EPS liability	(1,116)

Less – Reserve	(568)
Deferred EPS asset (net)	3,442

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,068
2	Earnings from previous fiscal years	76,337
3	Other elements of other comprehensive income (and other reserves)	47,380
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	158,786
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,648
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0

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14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	35
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,534
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	28,698
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	26,577
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,629
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	491
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	44,479
29	Level 1 Common Capital (CET1)	114,306
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,948
31	of which: Qualify as capital under the applicable accounting criteria	9,948
32	of which: Qualify as liability under the applicable accounting criteria

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33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,948
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,948
45	Level 1 capital (T1 = CET1 + AT1)	124,255
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	26,233
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	970
51	Level 2 capital before regulation adjustments	27,203
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,203
59	Total stock (TC = T1 + T2)	151,458
60	Total Risk Weighted Assets	796,836
	Capital reasons and buffers

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61	Level 1 Common Capital (as percentage of assets weighted by total risks)	14.35%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.59%
63	Total capital (as percentage of assets weighted by total risks)	19.01%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	18.05%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	7.35%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,967
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

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I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested

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17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.

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25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.

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28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.

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57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31st, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31st, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31st, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31st, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,843,488
BG1	Funds Available	94,802
BG2	Margin accounts	2,262
BG3	Investment in securities	575,371
BG4	Debtors under sale and repurchase agreements	60,840
BG5	Securities loans)	0
BG6	Derivatives	304,687
BG7	Valuation adjustment for hedged financial assets	281
BG8	Total loan portfolio	645,639
BG9	Benefits to be received in securitization transactions	160
BG10	Other receivables (net)	92,479
BG11	Foreclosed assets (net	135
BG12	Property, furniture and fixtures (net)	11,197
BG13	Long-term investment in shares	31,053
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	14,501
BG16	Other assets (net)	10,081
	Liabilities	1,684,693
BG17	Deposits	845,472
BG18	Bank and other loans	37,576
BG19	Creditors under sale and repurchase agreements	335,486
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	15,610
BG22	Derivatives	305,465
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	108,859
BG26	Subordinated debentures outstanding	36,182
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	42
	Shareholders' Equity	158,795
BG29	Paid-in capital	35,068
BG30	Other capital	123,726
	Memorandum accounts	3,848,818
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	63
BG33	Credit commitments	155,431
BG34	Assets in trust or mandate	204,365
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,730,422
BG37	Collateral received by the entity	90,897
BG38	Collateral received and sold or pledged as guarantee	9,508
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	691
BG41	Other accounts	1,657,442

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Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 10,081 Minus: deferred charges and advance payments 1,629; intangibles 6,648; advance payments that are computed as risk assets 1,328; other assets are computed as risk assets 1,928
2	Intangible assets	9	6,648	BG16= 10,081 Minus: deferred charges and advance payments 1,629; intangibles 2,404; advance payments that are computed as risk assets 1,328; other assets that are computed as risk assets 1,928
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0

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5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 575,371 Minus: Reciprocal investments in common capital of financial entities 35; Investments in securities computed as risk assets 575,336
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	35	BG3= 575,371 Minus: Investment in own-equity securities .20; Investments in securities computed as risk assets 575,336
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,534	BG15= 14,501 Minus: Amount computed as risk asset 7,967
13	Reserves recognized as complementary capital	50	970	BG8= Total loan portfolio 645,639
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 31,053 Minus: Investments in subsidiaries 26,577; Investments in clearing houses 491; Investments in associated companies 1,111; Other investments that are computed as risk assets 2,873
16	Investments in associated companies	26 - E	26,577	BG13= 31,053 Minus: Investments in clearing houses 491; Investments in associated companies 1,111; Other investments that are computed as risk assets 2,873
17	Investments in risk capital	26 - F	0

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18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	1,629	BG16= 10,081 Minus: intangible assets 9,052; others assets that are computed as risk assets 1,328; other assets are computed as risk assets 1,928
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	491	BG13= 31,053 Minus: Investments in subsidiaries 26,577; Investments in associated companies 1,111; other investments that are computed as risk assets 2,873
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,068	BG29
35	Retained earnings	2	76,337	BG30= 123,726 Minus: other items of earned capital 47,380, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0

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37	Other items of earned capital	3	47,380	BG30= 123,726 Minus: Retained earnings 76,337 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,948	BG26= 36,182 More: Subordinated debt instruments non-convertible 26,223
39	Paid-in capital that meets with Exhibit 1-S	46	26,233	BG26= 36,182 More: Subordinated debt instruments convertible 9,948
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

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Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which

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the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.

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33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	92,657	7,413
Transactions with debt instruments in national currency with surtax and reviewable rate	2,494	199
Transactions in national currency with real rate or denominated in UDIs	6,435	515
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,307	585
Positions in UDIs or with yield referred to INPC	25	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	376	30
Transactions in foreign currency with nominal rate	70,043	5,603
Positions in foreign currency or with yield indexed to the exchange rate	6,383	511
Positions in shares or with yield indexed to the price of one share or set of shares	6,758	541
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	1	0

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Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	187	15
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	4,514	361
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	23,870	1,910
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	25,442	2,035
Group III (weighted at 23%)	23	2
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	29,122	2,330
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	8,431	674
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	9,631	770
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	42,941	3,435
Group VI (weighted at 75%)	32,006	2,560
Group VI (weighted at 100%)	72,624	5,810
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	4,167	333
Group VII-A (weighted at 23%)	0	0

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Group VII-A (weighted at 50%)	2,040	163
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	128,814	10,305
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	415	33
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	9,312	745
Group VII-B (weighted at 100%)	39,954	3,196
Group VII-B (weighted at 115%)	224	18
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	5,378	430
Group VIII (weighted at 150%)	3,405	272
Group IX (weighted at 100%)	41,861	3,349
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,389	111
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	24,121	1,930
Credit Valuation Adjustment on Derivative Operations	26,384	2,111
Re-securitization with Risk Degree 1 (weighted at 20%)	2,888	231
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	1,049	84
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	64,166	5,133

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		60,902

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Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Write-down), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$25,145,225,839.39
9	Instrument's Face Value		$25,881,310,000.00 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption		Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates		None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate		Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate		5.95%.
19	Dividend Stopper Clause:		Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or

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distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

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Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,954,350,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the

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Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with

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corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

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Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Dec-20
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,477,961
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(44,479)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,433,482
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	32,902
5	Add-on amounts for PFE associated with all derivatives transactions	45,175
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	78,077
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	69,922
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(9,083)
14	CCR exposure for SFT assets	2,670
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	63,509
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	155,431
18	(Adjustments for conversion to credit equivalent amounts)	(49,673)
19	Off-balance sheet items (sum of lines 17 and 18)	105,758
Capital and total exposures
20	Tier 1 capital	124,255
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,680,826
Leverage ratio
22	Basel III leverage ratio	7.39%

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Table II.1
Comparison total assets and assets adjusted
Reference	Item	Dec-20
1	Total consolidated assets as per published financial statements	1,843,488
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(44,479)
4	Adjustments for derivative financial instruments	(226,609)
5	Adjustment for securities financing transactions	2,670
6	Adjustment for off-balance sheet items	105,758
7	Other adjustments	0
	Leverage ratio exposure	1,680,826

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Dec-20
1	Total consolidated assets as per published financial statements	1,843,488
2	operative derivative financial instruments	(304,687)
3	operative securities financing transactions	(60,840)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,477,961

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Table IV.1
Variation of the elements
	Sep-20	Dec-20
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	111,944	124,255	11
Adjusted assets	1,640,636	1,680,826	2
Leverage ratio	6.82%	7.39%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of December 31st, 2020, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.40,955 million representing the 36.59% of the basic capital of the Bank.

- Two financings have exceeded 10% of the basic capital of the Bank, the first with an amount of Ps.38,000 million and the second with an amount of Ps.20,047 million, representing 33.95% and 17.91% respectively.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)

In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)

Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)

Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)

Sound market practices.

e)

Strategies proposed in the banks internal committees.

f)

Compliance with the operation policies and procedures of the institution.

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19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Tradeway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Deputy General Direction of Corporate & Investment Bankig

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

▪	Executive Direction of Human Resources

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Chief of Staff North America

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▪	Direction of Coordination and Monitoring

▪	Deputy General Direction Network Commercial

▪	Deputy General Direction of New Businesses

▪	Deputy General Direction of Strategy of Business

▪	Executive Direction of Digital Banking

▪	Executive Direction of Strategy Clients

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

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21. Transactions with related parties

Receivable
Funds available	3,300
Debtors under sale and repurchase agreements	432
Derivatives (asset)	109,805
Performing loan portfolio	8,726
Other receivables, (net)	26,387

Payable
Time deposits	4,963
Demand deposits	5,782
Credit instruments issued	1,051
Creditors under sale and repurchase agreements	4,119
Derivatives (liability)	111,873
Other payables	1,968
Creditors from settlement of transactions	756
Subordinated debentures	28,481

Revenues
Interest	262
Premium on sale and repurchase agreements	41
Others	213

Net Commissions	5,825
Net gain (loss) on financial assets and liabilities	(24,131)

Expenses
Interest	1,737
Administrative expenses	1,119
Technical assistance	3,009

22. Interests on loan portfolio

As of December 31st, 2020, the consolidated income statement includes, in the item "Interest income", Ps.81,720 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.B

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

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The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of fourth quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	73,928.24	0.05%
Market Making	46,723.37	0.03%
Proprietary Trading	26,211.27	0.02%

Risk factor
Interest rate	73,137.50	0.05%
Foreign exchange	11,959.41	0.01%
Equity	79.46	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	123,515.25	0.08%
Market Making	46,331.97	0.03%
Proprietary Trading	21,441.55	0.01%

Risk factor
Interest rate	82,470.54	0.06%
Foreign exchange	68,857.34	0.05%
Equity	931.50	0.00%
* % of VaR with respect to Net Capital

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Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Oct-20	Nov-20	Dec-20	Average	Oct-20	Nov-20	Dec-20	Average
Balance MXN GAP	2%	12%	11%	9%	42%	33%	31%	36%
Scenario	+100 bp	+100 bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	37%	34%	36%	36%	37%	30%	33%	33%
Scenario	(75) bp	(50) bp	(50) bp	N/A	(100) bp	(75) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2020:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(168)	(938)	770	+100 bp	(1,333)	1,532	(2,864)
Balance USD GAP	(50) bp	(425)	22	(447)	(100) bp	(1,479)	(1,804)	325

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

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Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	186,126	2,424	2,865	(122,175)	41,513	42,322	25,052	34,391	280,852	(121,118)
Non Derivative	184,579	2,424	2,617	(122,197)	41,944	42,660	24,748	34,462	278,547	(120,624)
Derivatives	1,548	0	249	23	(431)	(337)	305	(72)	2,305	(494)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

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b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behavior of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 4Q of 2020:

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Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-20	Nov-20	Dec-20	Average
Sovereign Risk, Development Banking and Financial Institutions	1,214	1,013	1,110	1,112
Corporates	504	479	455	479
Project Finance	417	432	422	423
Companies	284	300	292	292

Mart to Market
Millions of U.S. Dollars
Segment	Oct-20	Nov-20	Dec-20	Average
Sovereign Risk, Development Banking and Financial Institutions	25,351	25,865	27,414	26,210
Corporates	(342)	(270)	(240)	(284)
Project Finance	272	300	302	291
Companies	182	199	195	192

Weighted Rating
Segment	Oct-20	Nov-20	Dec-20	Average
Sovereign Risk, Development Banking and Financial Institutions	6.7	6.8	6.7	6.7
Corporates	6.0	6.2	6.1	6.1
Project Finance	4.7	5.5	5.5	5.2
Companies	5.6	5.6	5.5	5.6

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 4Q of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-20	Nov-20	Dec-20	Average
Sovereign Risk, Development Banking and Financial Institutions	26,081	26,614	28,491	27,062
Corporates	63	63	67	64
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 4Q of 2020, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 4Q20
Interest Rate Derivatives	40.94%
Exchange Rate Derivatives	58.80%
Bonds Derivatives	0.00%
Equity Derivatives	0.26%
Total	100%

The Expected Loss of Banco Santander at the end of the quarter of 2020, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Oct-20	Nov-20	Dec-20	Average
Sovereign Risk, Development Banking and Financial Institutions	2.91	2.90	2.48	2.76
Corporates	8.95	6.01	5.89	6.95
Project Finance	7.41	5.78	5.13	6.11
Companies	4.78	3.29	3.01	3.69

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that

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Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 4Q of 2020:

Warranty
Average
Cash	72.27%
Debt issued by the Mexican Government	14.78%
Debt issued by Sovereigns other than the Mexico	12.95%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

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c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of MXN 46.3 million for operational risk in general to the fourth quarter of 2020.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

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i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

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Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter of 2020, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of December 31st, 2020
		Purposes		Fair Value
Derivatives	Underlying Asset	trading	Notional	Current	Previous
		or hedging		Quarter	Quarter

Forwards	Foreign Currency	Trading	347,277	1,301	466
Forwards	Equity	Trading	4,562	14	(33)

Futures	Foreign Currency	Trading	5,644	0	0
Futures	Market Index	Trading	148	0	0

Options	Equity	Trading	2,065	(531)	(516)
Options	Foreign Currency	Trading	127,815	1,132	1,246
Options	Market Index	Trading	420	13	119
Options	Interest Rate	Trading	147,718	9	113

Swaps	Cross Currency	Trading	924,109	1,550	(1,463)
Swaps	Interest Rate	Trading	7,193,807	6,538	6,486
Swaps	Equity	Trading	704	(157)	82

Forwards	Foreign Currency	Hedging	54,767	3,444	3,313

Swaps	Cross Currency	Hedging	50,704	(9,430)	(13,814)
Swaps	Interest Rate	Hedging	61,691	(4,662)	(3,897)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2020, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2020, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	347	39
EQUITY FORWARD	31	0
OTC EQ	114	58
OTC FX	1178	162
SWAPTIONS	0	0
FX FORWARD	5182	150
IRS	780	222
CCS	97	38

Earnings Release | 4Q.2020
Banco Santander México
102

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2020, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2020:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(4.03)	3.11

Vega Risk factor
	EQ	FX	IR
Total	0.01	0.61	(1.25)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.01)	3.77

Earnings Release | 4Q.2020
Banco Santander México
103

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2020:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(5)
Remote scenario	(46)
Possible scenario	(154)

24. Disclosure of the Liquidity Coverage Ratio

Earnings Release | 4Q.2020
Banco Santander México
104

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the fourth quarter of 2020, the weighted average CCL for the Bank is 312.98%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	251,759
Cash Outflows
2	Unsecured retail financing	270,001	15,395
3	Stable funding	232,099	11,605
4	Less stable funding	37,902	3,790
5	Unsecured wholesale funding	435,545	165,604
6	Operational deposits	224,652	51,673
7	Non-operational deposits	186,560	89,598
8	Unsecured debt	24,333	24,333
9	Secured wholesale funding	Not applicable	725
10	Additional requirements:	222,844	35,579
11	Outflows related to derivatives exposures and other collateral requirements	60,763	25,928
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	162,081	9,652
14	Other contractual funding obligations	85,217	950
15	Other contingent funding obligations	9,855	9,855
16	Total Cash Out	Not applicable	228,109
Cash Inflows
17	Cash inflows secured transactions	71,234	1,863
18	Cash inflows from operations unsecured	148,486	122,385
19	Other cash inflows	18,318	18,318
20	Total Cash Inflows	238,037	142,566
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	251,759
22	Total Net Cash Out	Not applicable	87,119
23	Liquidity Coverage Ratio	Not applicable	312.98%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter there was an increase in the CCL, mainly attributed to the contraction in credit portfolio and a change in deposits mix according to the seasonal increase in retail.

c)	Changes of major components within the quarter report.

Earnings Release | 4Q.2020
Banco Santander México
105

•	During the quarter there was an increase in the CCL, mainly attributed to the contraction in credit portfolio and a change in deposits mix according to the seasonal increase in retail.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q20, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/09/2020	Term	Amount
Million pesos
Consolidated	90 days	283,483
Local Currency	90 days	91,867
Foreign Currency	30 days	183,686

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 30, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Earnings Release | 4Q.2020
Banco Santander México
106

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	111,467	35,926	0	0	23	0	0	0	75,518
Loans	918,357	64,898	107,373	76,072	101,597	274,190	121,863	177,044	(4,679)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	931	0	0	0	0	0	0	0	931
Securities	599,480	91,370	7,385	8,941	27,736	116,970	54,775	109,659	182,643
Permanent	16,390	0	0	0	0	0	0	0	16,390
Other Balance Sheet Assets	2,503,023	0	0	0	0	0	0	0	2,503,023
Total Balance Sheet Assets	4,149,649	192,195	114,758	85,013	129,356	391,160	176,638	286,703	2,773,827
Money Market	(298,118)	(117,552)	(2,041)	0	0	0	0	0	(178,526)
Deposits	(766,201)	(306,455)	(31,611)	(22,625)	(24,480)	(63,506)	(41,935)	(275,590)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(265,018)	(13,539)	(21,752)	(18,191)	(38,009)	(68,043)	(76,192)	(8,726)	(20,565)
Equity	(150,655)	0	0	0	0	0	0	0	(150,655)
Other Balance Sheet Liabilities	(2,507,040)	0	0	0	0	0	0	0	(2,507,040)
Total Balance Sheet Liabilities	(3,987,033)	(437,546)	(55,404)	(40,816)	(62,489)	(131,549)	(118,127)	(284,317)	(2,856,786)
Total Balance Sheet Gap	162,616	(245,351)	59,354	44,197	66,866	259,611	58,511	2,386	(82,959)
Total Off-Balance Sheet Gap	(6,142)	(21,040)	(643)	248	83	3,434	(1,257)	(3,403)	16,437
Total Structural Gap		(229,213)	58,087	43,700	66,036	262,865	57,253	(1,017)	(101,243)
Accumulated Gap		(556,691)	(171,126)	(127,426)	(146,783)	201,475	258,729	257,712	156,469

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

Earnings Release | 4Q.2020
Banco Santander México
107

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV determined extend it by another six months, starting on October, 2020.

By applying some of the exceptions mentioned, the CCL is 312.98%, according to the format reported above.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E

i)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Earnings Release | 4Q.2020
Banco Santander México
108

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Earnings Release | 4Q.2020
Banco Santander México
109

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
1° Sem. 2020	2,385.82	3,865.18	629,402,342.08
2° Sem. 2020	2,958.21	3,581.37	409,681,186.58
July 2020	3,174.32	3,405.35	391,246,245.45
August 2020	3,174.32	3,363.18	373,461,644.61
September 2020	3,137.06	3,338.84	503,474,651.70
October 2020	2,958.21	3,298.12	349,443,229.32
November 2020	2,958.21	3,527.79	490,008,182.83
December 2020	3,448.68	3,581.37	356,069,954.65

Historical Volatility:

Earnings Release | 4Q.2020
Banco Santander México
110

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that ilustrate possible gains or losses

SXE108R DC063

Earnings Release | 4Q.2020
Banco Santander México
111

Market price	Observed price	Payment rights (MXN)
1.00	38.37	Ps. 90.00
6.00	230.19	Ps. 90.00
11.00	422.02	Ps. 90.00
16.00	613.85	Ps. 90.00
21.00	805.67	Ps. 90.00
26.00	997.50	Ps. 90.00
31.00	1189.33	Ps. 90.00
36.00	1381.15	Ps. 90.00
41.00	1572.98	Ps. 90.00
46.00	1764.81	Ps. 90.00
51.00	1956.64	Ps. 90.00
56.00	2148.46	Ps. 90.00
61.00	2340.29	Ps. 90.00
66.00	2532.12	Ps. 90.00
71.00	2723.94	Ps. 90.00
76.00	2915.77	Ps. 90.00
81.00	3107.60	Ps. 90.00
86.00	3299.42	Ps. 90.00
91.00	3491.25	Ps. 91.00
96.00	3683.08	Ps. 96.00
101.00	3874.91	Ps. 125.00
106.00	4066.73	Ps. 125.00
111.00	4258.56	Ps. 125.00
116.00	4450.39	Ps. 125.00
121.00	4642.21	Ps. 125.00
126.00	4834.04	Ps. 126.00
131.00	5025.87	Ps. 131.00
136.00	5217.69	Ps. 136.00
141.00	5409.52	Ps. 141.00
146.00	5601.35	Ps. 146.00
151.00	5793.18	Ps. 151.00
156.00	5985.00	Ps. 156.00
161.00	6176.83	Ps. 161.00
166.00	6368.66	Ps. 166.00
171.00	6560.48	Ps. 171.00
176.00	6752.31	Ps. 176.00
181.00	6944.14	Ps. 181.00
186.00	7135.96	Ps. 186.00
191.00	7327.79	Ps. 191.00
196.00	7519.62	Ps. 196.00
201.00	7711.45	Ps. 201.00
206.00	7903.27	Ps. 206.00
211.00	8095.10	Ps. 211.00
216.00	8286.93	Ps. 216.00
221.00	8478.75	Ps. 221.00
226.00	8670.58	Ps. 226.00
231.00	8862.41	Ps. 231.00

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Earnings Release | 4Q.2020
Banco Santander México
112

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Facebook, Inc.	FB*
Energy Select Sector SPDR	XLE*
iShares China Large-Cap ETF	FXI*
The Coca-Cola Company	KO*
Amazon.Com, Inc.	AMZN*
Intel Corporaton	INTC*
CVS Health Corporation	CVS*
Netflix, Inc.	NFLX*

(i)	Facebook Inc. (FB*)

Stock Market where it is quoted:

Nasdaq

Description:

Facebook, Inc. operates a social networking website. The Company website allows people to communicate with their family, friends, and coworkers. Facebook develops technologies that facilitate the sharing of information, photographs, website links, and videos. Facebook users have the ability to share and restrict information based on their own specific criteria.

Historical Evolution:

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	94.16	133.28	25,385,708.73
2017	115.05	183.03	16,674,596.54
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
1° Sem. 2019	131.09	195.47	18,274,490.02
2° Sem. 2019	174.60	208.10	13,950,083.22
1° Sem. 2020	146.01	242.24	23,485,350.38
2° Sem. 2020	230.12	303.91	21,772,458.53
July 2020	230.12	253.67	23,499,770.10
August 2020	249.12	303.91	29,706,917.06
September 2020	248.15	302.50	24,032,417.70
October 2020	258.12	284.79	20,346,506.65
November 2020	261.36	294.68	17,233,754.97
December 2020	267.09	287.52	15,741,876.84

Earnings Release | 4Q.2020
Banco Santander México
113

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FBK111L DC079

Earnings Release | 4Q.2020
Banco Santander México
114

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.38	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.77	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
40.15	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
53.53	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
66.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
80.30	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
93.68	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
107.07	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
120.45	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
133.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
147.22	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
160.60	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
173.99	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
187.37	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
200.75	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
214.14	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
227.52	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
240.90	90.00	Ps. 3.08	Ps. 0.00	Ps. 103.08
254.29	95.00	Ps. 3.08	Ps. 0.00	Ps. 103.08
267.67	100.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
281.05	105.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
294.44	110.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
307.82	115.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
321.20	120.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
334.59	125.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
347.97	130.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
361.35	135.00	Ps. 0.00	Ps. 103.08	Ps. 103.08
374.74	140.00	Ps. 0.00	Ps. 103.08	Ps. 103.08

Earnings Release | 4Q.2020
Banco Santander México
115

(ii)	Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted:

NYSE

Description:

The Energy Select Sector SPDR Fund is a US Stock Exchange traded fund. The ETF tracks the performance of the Energy Select Sector Index. The ETF holds large-cap US energy stocks. It invests in companies that develop and produce crude oil and natural gas, provide drilling and other related services. The holdings are weighted by market capitalization.

Historical Evolution:

Comparison base: December 31st, 2015

Earnings Release | 4Q.2020
Banco Santander México
116

Period	Minimum price	Maximum price	Average (securities)
2016	51.77	77.83	18,003,859.39
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
1° Sem. 2019	57.35	68.61	14,053,795.99
2° Sem. 2019	55.85	64.44	14,051,855.81
1° Sem. 2020	23.57	60.87	32,986,907.84
2° Sem. 2020	27.71	41.60	27,702,208.20
July 2020	34.44	38.26	23,063,100.10
August 2020	35.65	38.58	19,178,653.48
September 2020	29.95	35.41	28,702,095.83
October 2020	27.71	31.29	27,011,876.39
November 2020	28.72	40.31	38,228,047.17
December 2020	36.93	41.60	30,401,273.84

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLE110R DC013

Earnings Release | 4Q.2020
Banco Santander México
117

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.14	3.00	Ps.90.00
2.28	6.00	Ps.90.00
3.42	9.00	Ps.90.00
4.56	12.00	Ps.90.00
5.70	15.00	Ps.90.00
6.84	18.00	Ps.90.00
7.98	21.00	Ps.90.00
9.12	24.00	Ps.90.00
10.26	27.00	Ps.90.00
11.40	30.00	Ps.90.00
12.54	33.00	Ps.90.00
13.68	36.00	Ps.90.00
14.82	39.00	Ps.90.00
15.96	42.00	Ps.90.00
17.10	45.00	Ps.90.00
18.24	48.00	Ps.90.00
19.38	51.00	Ps.90.00
20.52	54.00	Ps.90.00
21.66	57.00	Ps.90.00
22.80	60.00	Ps.90.00
23.94	63.00	Ps.90.00
25.08	66.00	Ps.90.00
26.22	69.00	Ps.90.00
27.36	72.00	Ps.90.00
28.50	75.00	Ps.90.00
29.64	78.00	Ps.90.00
30.78	81.00	Ps.90.00
31.92	84.00	Ps.90.00
33.06	87.00	Ps.90.00
34.20	90.00	Ps.90.00
35.34	93.00	Ps.93.00
36.48	96.00	Ps.96.00
37.62	99.00	Ps.99.00
38.76	102.00	Ps.102.00
39.90	105.00	Ps.105.00
41.04	108.00	Ps.108.00
42.18	111.00	Ps.111.00
43.32	114.00	Ps.114.00
44.46	117.00	Ps.117.00
45.60	120.00	Ps.120.00

Earnings Release | 4Q.2020
Banco Santander México
118

46.74	123.00	Ps.123.00
47.88	126.00	Ps.126.00
49.02	129.00	Ps.129.00
50.16	132.00	Ps.132.00
51.30	135.00	Ps.135.00
52.44	138.00	Ps.112.00
53.58	141.00	Ps.112.00
54.72	144.00	Ps.112.00
55.86	147.00	Ps.112.00
57.00	150.00	Ps.112.00
58.14	153.00	Ps.112.00

(iii)	iShares China Large-Cap (FXI*)

Stock Market where it is quoted:

NYSE

Description:

iShares China Large-Cap ETF (FXI *) is an exchange-traded fund incorporated in the US. The ETF tracks the FTSE China 50 index, investing in large cap stocks. Its investments are focused on the financial, oil and gas, technology and communication sectors. The ETF uses a representative indexing sampling, investing at least 90% of its assets in the underlying index.

Historical Evolution:

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	28.44	39.04	23,307,579.12
2017	34.71	48.32	13,563,276.53
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
1° Sem. 2019	38.09	45.85	29,051,652.97
2° Sem. 2019	37.67	43.71	24,150,925.73
1° Sem. 2020	33.91	45.28	31,917,397.20
2° Sem. 2020	40.16	48.62	17,690,695.22

Earnings Release | 4Q.2020
Banco Santander México
119

July 2020	40.16	45.53	22,865,058.29
August 2020	41.37	44.99	18,881,097.10
September 2020	40.70	44.53	20,392,585.53
October 2020	42.03	45.13	16,169,208.35
November 2020	44.10	48.62	15,826,639.50
December 2020	44.85	47.48	12,036,609.48

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FXI106R DC030

Earnings Release | 4Q.2020
Banco Santander México
120

Market price	Observed price	Payment rights (MXN)
0	0	Ps. 90.00
2.02	5.00	Ps. 90.00
4.05	10.00	Ps. 90.00
6.07	15.00	Ps. 90.00
8.09	20.00	Ps. 90.00
10.12	25.00	Ps. 90.00
12.14	30.00	Ps. 90.00
14.16	35.00	Ps. 90.00
16.19	40.00	Ps. 90.00
18.21	45.00	Ps. 90.00
20.24	50.00	Ps. 90.00
22.26	55.00	Ps. 90.00
24.28	60.00	Ps. 90.00
26.31	65.00	Ps. 90.00
28.33	70.00	Ps. 90.00
30.35	75.00	Ps. 90.00
32.38	80.00	Ps. 90.00
34.40	85.00	Ps. 90.00
36.42	90.00	Ps. 90.00
38.45	95.00	Ps. 95.00
40.47	100.00	Ps.100.00
42.49	105.00	Ps.107.50

Earnings Release | 4Q.2020
Banco Santander México
121

43.30	107.00	Ps.110.50
44.52	110.00	Ps.115.00
45.33	112.00	Ps.118.00
46.14	114.00	Ps.110.00
48.16	119.00	Ps.110.00
50.18	124.00	Ps.110.00
52.21	129.00	Ps.110.00
54.23	134.00	Ps.110.00
56.25	139.00	Ps.110.00
58.28	144.00	Ps.110.00
60.30	149.00	Ps.110.00
62.32	154.00	Ps.110.00
64.35	159.00	Ps.110.00
66.37	164.00	Ps.110.00
68.39	169.00	Ps.110.00
70.42	174.00	Ps.110.00
72.44	179.00	Ps.110.00
74.46	184.00	Ps.110.00
76.49	189.00	Ps.110.00
78.51	194.00	Ps.110.00
80.54	199.00	Ps.110.00
82.56	204.00	Ps.110.00
84.58	209.00	Ps.110.00
86.61	214.00	Ps.110.00
88.63	219.00	Ps.110.00

FXI107R DC031

Earnings Release | 4Q.2020
Banco Santander México
122

Market price	Observed price	Payment rights (MXN)
0	0	Ps. 90.00
2.00	5.00	Ps. 90.00
4.01	10.00	Ps. 90.00
6.01	15.00	Ps. 90.00
8.01	20.00	Ps. 90.00
10.01	25.00	Ps. 90.00
12.02	30.00	Ps. 90.00
14.02	35.00	Ps. 90.00
16.02	40.00	Ps. 90.00
18.02	45.00	Ps. 90.00
20.03	50.00	Ps. 90.00
22.03	55.00	Ps. 90.00
24.03	60.00	Ps. 90.00
26.03	65.00	Ps. 90.00
28.04	70.00	Ps. 90.00
30.04	75.00	Ps. 90.00
32.04	80.00	Ps. 90.00
34.04	85.00	Ps. 90.00
36.05	90.00	Ps. 90.00
38.05	95.00	Ps. 95.00
40.05	100.00	Ps.100.00
42.05	105.00	Ps.107.50
42.85	107.00	Ps.110.50
44.06	110.00	Ps.115.00
44.86	112.00	Ps.118.00
45.66	114.00	Ps.110.00
47.66	119.00	Ps.110.00
49.66	124.00	Ps.110.00
51.66	129.00	Ps.110.00
53.67	134.00	Ps.110.00
55.67	139.00	Ps.110.00
57.67	144.00	Ps.110.00
59.67	149.00	Ps.110.00
61.68	154.00	Ps.110.00
63.68	159.00	Ps.110.00
65.68	164.00	Ps.110.00
67.68	169.00	Ps.110.00
69.69	174.00	Ps.110.00
71.69	179.00	Ps.110.00
73.69	184.00	Ps.110.00
75.69	189.00	Ps.110.00
77.70	194.00	Ps.110.00
79.70	199.00	Ps.110.00
81.70	204.00	Ps.110.00
83.70	209.00	Ps.110.00
85.71	214.00	Ps.110.00
87.71	219.00	Ps.110.00

(iv) The Coca-Cola Company (KO*)

Stock Market where it is quoted:

NYSE

Earnings Release | 4Q.2020
Banco Santander México
123

Description:

The Coca-Cola Company (KO*) manufactures, markets and distributes soft drink concentrate and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products to retailers and wholesalers in the United States and internationally.

Historical Evolution:

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	40.17	46.89	13,537,007.51
2017	40.44	47.43	11,442,184.21
2018	41.55	50.51	12,795,458.74
2019	44.69	55.77	12,958,030.36
2020	37.56	60.13	17,193,189.97
1° Sem. 2019	44.69	51.92	14,742,370.71
2° Sem. 2019	51.22	55.77	11,202,782.52
1° Sem. 2020	37.56	60.13	19,636,099.53
2° Sem. 2020	43.91	54.84	14,776,833.78
July 2020	43.91	48.49	16,325,920.19
August 2020	46.30	49.83	12,506,000.90
September 2020	48.21	51.19	17,136,201.60
October 2020	47.96	51.09	13,295,657.39
November 2020	48.06	53.98	15,237,581.47
December 2020	52.04	54.84	14,250,612.61

Earnings Release | 4Q.2020
Banco Santander México
124

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

KOC107R DC005

Earnings Release | 4Q.2020
Banco Santander México
125

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
2.23	5.00	Ps.90.00
4.47	10.00	Ps.90.00
6.70	15.00	Ps.90.00
8.94	20.00	Ps.90.00
11.17	25.00	Ps.90.00
13.40	30.00	Ps.90.00
15.64	35.00	Ps.90.00
17.87	40.00	Ps.90.00
20.11	45.00	Ps.90.00
22.34	50.00	Ps.90.00
24.57	55.00	Ps.90.00
26.81	60.00	Ps.90.00
29.04	65.00	Ps.90.00
31.28	70.00	Ps.90.00
33.51	75.00	Ps.90.00
35.74	80.00	Ps.90.00
37.98	85.00	Ps.90.00
40.21	90.00	Ps.90.00
42.45	95.00	Ps. 95.00
44.68	100.00	Ps.100.00
46.91	105.00	Ps.107.50
47.81	107.00	Ps.110.50
49.15	110.00	Ps.115.00
50.04	112.00	Ps.118.00
50.94	114.00	Ps.121.00
51.38	115.00	Ps.110.00
53.62	120.00	Ps.110.00
55.85	125.00	Ps.110.00
58.08	130.00	Ps.110.00
60.32	135.00	Ps.110.00
62.55	140.00	Ps.110.00
64.79	145.00	Ps.110.00
67.02	150.00	Ps.110.00
69.25	155.00	Ps.110.00
71.49	160.00	Ps.110.00
73.72	165.00	Ps.110.00
75.96	170.00	Ps.110.00
78.19	175.00	Ps.110.00
80.42	180.00	Ps.110.00
82.66	185.00	Ps.110.00
84.89	190.00	Ps.110.00
87.13	195.00	Ps.110.00
89.36	200.00	Ps.110.00
91.59	205.00	Ps.110.00
93.83	210.00	Ps.110.00
96.06	215.00	Ps.110.00

Earnings Release | 4Q.2020
Banco Santander México
126

(v) Amazon.Com, Inc. (AMZN*)

Stock Market where it is quoted:

Nasdaq

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers.

Historical Evolution:

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	482.07	844.36	4,236,840.96
2017	749.87	1,195.83	3,632,098.49
2018	1,169.47	2,039.51	5,724,928.02
2019	1,500.28	2,020.99	4,024,318.21
2020	1,676.61	3,531.45	5,005,233.48
1° Sem. 2019	1,500.28	1,962.46	4,756,468.28
2° Sem. 2019	1,705.51	2,020.99	3,304,105.38
1° Sem. 2020	1,676.61	2,764.41	5,189,448.73
2° Sem. 2020	2,878.70	3,531.45	4,823,020.57
July 2020	2,878.70	3,200.00	5,775,908.42
August 2020	3,080.67	3,450.96	4,065,269.16
September 2020	2,954.91	3,531.45	5,983,958.57
October 2020	3,036.15	3,443.63	5,341,039.16
November 2020	3,004.48	3,322.00	4,379,470.80
December 2020	3,101.49	3,322.00	3,415,618.84

Earnings Release | 4Q.2020
Banco Santander México
127

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

AMZ110L DC127

Earnings Release | 4Q.2020
Banco Santander México
128

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
157.44	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
314.87	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
472.31	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
629.75	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
787.18	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
944.62	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1102.06	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1259.49	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1416.93	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1574.37	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1731.80	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
1889.24	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
2046.67	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
2204.11	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
2361.55	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
2518.98	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
2676.42	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
2833.86	90.00	Ps. 3.70	Ps. 0.00	Ps. 103.70
2991.29	95.00	Ps. 3.70	Ps. 0.00	Ps. 103.70
3148.73	100.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
3306.17	105.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
3463.60	110.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
3621.04	115.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
3778.48	120.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
3935.91	125.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
4093.35	130.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
4250.79	135.00	Ps. 0.00	Ps. 103.70	Ps. 103.70
4408.22	140.00	Ps. 0.00	Ps. 103.70	Ps. 103.70

(vi) Intel Corporaton (INTC*)

Stock Market where it is quoted:

Nasdaq

Description:

Intel Corporation designs, manufactures, and sells computer components and related products. The company's main products include microprocessors, chip sets, embedded processors, microcontrollers, flash memory, graphics, networking and communications, systems management, software products, conferencing and digital imaging.

Historical Evolution:

Earnings Release | 4Q.2020
Banco Santander México
129

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	28.22	38.10	23,423,552.05
2017	33.46	47.56	24,190,031.49
2018	42.42	57.08	30,219,890.01
2019	43.46	60.08	23,182,203.39
2020	44.11	68.47	32,956,109.44
1° Sem. 2019	43.46	58.82	25,726,232.57
2° Sem. 2019	44.96	60.08	20,679,652.95
1° Sem. 2020	44.61	68.47	29,363,836.32
2° Sem. 2020	44.11	61.15	36,509,336.11
July 2020	47.73	61.15	41,552,281.81
August 2020	47.73	50.95	32,831,979.19
September 2020	48.82	52.25	34,092,299.27
October 2020	44.11	54.58	36,356,822.87
November 2020	44.28	48.35	32,186,763.70
December 2020	46.17	51.99	41,818,463.10

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

Earnings Release | 4Q.2020
Banco Santander México
130

INT112R DC006

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.00	2.57	Ps. 90.00
10.00	5.13	Ps. 90.00
15.00	7.70	Ps. 90.00
20.00	10.27	Ps. 90.00
25.00	12.83	Ps. 90.00
30.00	15.40	Ps. 90.00
35.00	17.97	Ps. 90.00
40.00	20.53	Ps. 90.00
45.00	23.10	Ps. 90.00
50.00	25.67	Ps. 90.00
55.00	28.23	Ps. 90.00
60.00	30.80	Ps. 90.00
65.00	33.36	Ps. 90.00
70.00	35.93	Ps. 90.00
75.00	38.50	Ps. 90.00
80.00	41.06	Ps. 90.00
85.00	43.63	Ps. 90.00
90.00	46.20	Ps. 90.00
95.00	48.76	Ps. 95.00
100.00	51.33	Ps. 100.00
105.00	53.90	Ps. 108.00
110.00	56.46	Ps. 116.00
115.01	59.03	Ps. 124.02
118.01	60.57	Ps. 110.00
120.01	61.60	Ps. 110.00
121.01	62.11	Ps. 110.00
122.01	62.63	Ps. 110.00
123.01	63.14	Ps. 110.00
124.01	63.65	Ps. 110.00

(vii)       CVS Health Corporation (CVS*)

Earnings Release | 4Q.2020
Banco Santander México
131

Stock Market where it is quoted:

New York Stock Exchange

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, videotapes, computers, electronics, home and garden, and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers.

Historical Evolution:

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	73.53	106.10	5,753,203.49
2017	66.80	83.92	7,168,068.43
2018	60.60	83.63	8,366,162.04
2019	52.13	76.58	9,383,150.91
2020	52.30	76.05	8,678,757.11
1° Sem. 2019	52.13	69.88	11,843,694.15
2° Sem. 2019	54.09	76.58	6,962,725.22
1° Sem. 2020	52.30	76.05	9,486,557.24
2° Sem. 2020	55.93	74.50	7,879,737.42
July 2020	61.28	65.36	6,395,856.35
August 2020	62.12	65.71	6,501,920.35
September 2020	56.71	60.91	9,545,137.63
October 2020	55.93	60.47	6,810,499.77
November 2020	56.09	73.47	10,954,998.80
December 2020	67.22	74.50	7,222,936.19

Historical Volatility:

Earnings Release | 4Q.2020
Banco Santander México
132

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

CVS112L DC022

Earnings Release | 4Q.2020
Banco Santander México
133

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
3.49	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
6.99	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
10.48	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.98	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
17.47	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
20.97	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
24.46	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
27.96	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
31.45	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
34.95	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
38.44	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
41.93	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
45.43	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
48.92	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
52.42	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
55.91	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
59.41	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
62.90	90.00	Ps. 2.45	Ps. 0.00	Ps. 102.45
66.40	95.00	Ps. 2.45	Ps. 0.00	Ps. 102.45
69.89	100.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
73.38	105.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
76.88	110.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
80.37	115.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
83.87	120.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
87.36	125.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
90.86	130.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
94.35	135.00	Ps. 0.00	Ps. 102.45	Ps. 102.45
97.85	140.00	Ps. 0.00	Ps. 102.45	Ps. 102.45

(viii) Netflix, Inc. (NFLX*)

Stock Market where it is quoted:

Nasdaq

Description:

Netflix Inc. is an Internet subscription service that allows you to watch TV shows and movies. Subscribers instantly watch an unlimited number of TV shows and movies streamed to their televisions, computers or mobile devices. In the US, they can also receive standard definition DVDs and Blu-rays at home.

Historical Evolution:

Earnings Release | 4Q.2020
Banco Santander México
134

Comparison base: December 31st, 2015

Period	Minimum price	Maximum price	Average (securities)
2016	82.79	128.35	12,421,574.68
2017	123.80	202.68	6,357,229.04
2018	191.96	418.97	11,173,584.04
2019	254.59	385.03	8,001,492.87
2020	298.84	556.55	6,838,645.51
1° Sem. 2019	267.66	385.03	8,349,343.02
2° Sem. 2019	254.59	381.72	7,659,314.20
1° Sem. 2020	298.84	468.04	7,493,452.59
2° Sem. 2020	466.93	556.55	6,190,955.89
July 2020	476.89	548.73	11,611,887.00
August 2020	466.93	547.53	5,242,140.45
September 2020	469.96	556.55	5,822,318.33
October 2020	475.74	554.09	6,657,693.45
November 2020	470.50	514.73	4,394,391.73
December 2020	493.60	540.73	3,347,459.16

Earnings Release | 4Q.2020
Banco Santander México
135

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

NFX111L DC133

Earnings Release | 4Q.2020
Banco Santander México
136

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
24.57	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
49.14	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
73.70	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
98.27	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
122.84	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
147.41	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
171.98	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
196.54	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
221.11	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
245.68	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
270.25	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
294.82	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
319.38	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
343.95	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
368.52	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
393.09	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
417.66	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
442.22	90.00	Ps. 2.71	Ps. 0.00	Ps. 102.71
466.79	95.00	Ps. 2.71	Ps. 0.00	Ps. 102.71
491.36	100.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
515.93	105.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
540.50	110.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
565.06	115.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
589.63	120.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
614.20	125.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
638.77	130.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
663.34	135.00	Ps. 0.00	Ps. 102.71	Ps. 102.71
687.90	140.00	Ps. 0.00	Ps. 102.71	Ps. 102.71

Earnings Release | 4Q.2020
Banco Santander México
137

Hedged Position as of December 31st, 2020

Hedged Position

ISSUERS: SXE108R DC063, XLE110R DC013, FXI106R DC030, FXI107R DC031, KOC107R DC005, AMZ110L DC127, FBK111L DC079, NFX111L DC133, CVS112L DC022, INT112R DC006.

Asset Type	Issuer / Serie	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	SXE108R DC063	808,500	0.00	1.0000	12	1.000000	808,500.00	88.3343
Hedge	XLE110R DC013	1,360,000	0.00	1.0000	12	1.000000	1,360,000.00	55,881.5829
Hedge	FXI106R DC030	500,700	0.00	1.0000	12	1.000000	500,700.00	(8,740.2007)
Hedge	FXI107R DC031	497,000	0.00	1.0000	12	1.000000	497,000.00	15,030.7156
Hedge	KOC107R DC005	236,200	0.00	1.0000	12	1.000000	236,200.00	3,774.7118
Hedge	AMZ110L DC127	453,500	0.00	1.0000	12	1.000000	453,500.00	163.4130
Hedge	FBK111L DC079	140,000	0.00	1.0000	12	1.000000	140,000.0000	755.2361
Hedge	NFX111L DC133	142,000	0.00	1.0000	12	1.000000	142,000.0000	305.2870
Hedge	CVS112L DC022	969,500	0.00	1.0000	12	1.000000	969,500.0000	27,462.0588
Hedge	INT112R DC006	371,500	0.00	1.0000	12	1.000000	371,500.0000	9,392.6642
Obligation	SXE108R DC063	808,500	97.73	1.0000	12	(0.000109)	(88.3343)	(88.3343)
Oblication	XLE110R DC013	1,360,000	95.68	1.0000	12	(0.041089)	(55,881.5829)	(55,881.5829)
Obligation	FXI106R DC030	500,700	104.25	1.0000	12	0.017456	8,740.20	8,740.2007
Obligation	FXI107R DC031	497,000	105.53	1.0000	12	(0.030243)	(15,030.72)	(15,030.7156)
Obligation	KOC107R DC005	236,200	105.93	1.0000	12	(0.015981)	(3,774.71)	(3,774.7118)
Obligation	AMZ110L DC127	453,500	98.20	1.0000	12	(0.000360)	(163.41)	(163.4130)
Obligation	FBK111L DC079	140,000	100.94	1.0000	12	(0.005395)	(755.24)	(755.2361)
Obligation	NFX111L DC133	142,000	97.82	1.0000	12	(0.002150)	(305.29)	(305.2870)
Obligation	CVS112L DC022	969,500	94.67	1.0000	12	(0.028326)	(27,462.0588)	(27,462.0588)
Obligation	INT112R DC006	371,500	95.54	1.0000	12	(0.025283)	(9,392.6642)	(9,392.6642)

Earnings Release | 4Q.2020
Banco Santander México
138

Delta as Issuers
Issuer / Serie	Asset Type	Total
SXE108R DC063	Hedge	88.334250
	Obligation	(88.334250)
XLE110R DC013	Hedge	55,881.582940
	Obligation	(55,881.582940)
FXI106R DC030	Hedge	(8,740.200700)
	Obligation	8,740.200700
FXI107R DC031	Hedge	15,030.715580
	Obligation	(15,030.715580)
KOC107R DC005	Hedge	3,774.711780
	Obligation	(3,774.711780)
AMZ110L DC127	Hedge	163.412980
	Obligation	(163.412980)
FBK111L DC079	Hedge	755.236080
	Obligation	(755.236080)
NFX111L DC133	Hedge	305.286990
	Obligation	(305.286990)
CVS112L DC022	Hedge	27,462.058840
	Obligation	(27,462.058840)
INT112R DC006	Hedge	9,392.664230
	Obligation	(9,392.664230)
Total		-

Earnings Release | 4Q.2020
Banco Santander México
139

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	88.3343	(88.3343)
XLE110R DC013	0.0000	1.0000	0.000000	0.0000	55,881.5829	(55,881.5829)
FXI106R DC030	0.0000	1.0000	0.000000	0.0000	(8,740.2007)	8,740.2007
FXI107R DC031	0.0000	1.0000	0.000000	0.0000	15,030.7156	(15,030.7156)
KOC107R DC005	0.0000	1.0000	0.000000	0.0000	3,774.7118	(3,774.7118)
AMZ110L DC127	0.0000	1.0000	0.000000	0.0000	163.4130	(163.4130)
FBK111L DC079	0.0000	1.0000	0.000000	0.0000	755.2361	(755.2361)
NFX111L DC133	0.0000	1.0000	0.000000	0.0000	305.2870	(305.2870)
CVS112L DC022	0.0000	1.0000	0.000000	0.0000	27,462.0588	(27,462.0588)
INT112R DC006	0.0000	1.0000	0.000000	0.0000	9,392.6642	(9,392.6642)

Earnings Release | 4Q.2020
Banco Santander México
140

XIII.Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of December 31, 2020, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 307,469 loans were registered in its different support programs for an amount of Ps. 18,034 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	776	Ps.62

Consumer loans	306,693	17,972

Total	307,469	Ps.18,034

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of December 31, 2020:

Earnings Release | 4Q.2020
Banco Santander México
141

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	1,981	1,981

Consumer loans	72,918	71,913

Total performing loan portfolio	74,899	73,894

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	16	16

Consumer loans	5,729	6,574

Total non-performing portfolio	5,745	6,590

Total loan portfolio	80,644	80,484

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(41)	(41)

Consumer loans	(10,859)	(10,534)

Total allowance for loan losses	(10,900)	(10,575)

Loan portfolio (net)	69,744	69,909

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	19,101	18,941
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	134	134

Consumer loans	18,965	18,805

Total interest income	19,099	18,939

Allowance for loan losses
Commercial loans
Commercial or business activity	(244)	(244)

Consumer loans	(9,596)	(9,271)

Total allowance for loan losses	(9,840)	(9,515)

Below is the calculation of the capitalization index of Santander Consumo as of December 31, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	27.93%
Accounting Criteria B-6	27.91%

(2) pb

Note: the information shown above represents consolidated financial information of Santander Consumo as of December 31, 2020. Appendix XII details the information corresponding to its subsidiaries as of the same date.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

Earnings Release | 4Q.2020
Banco Santander México
142

i)	H ave been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Consumo decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

As of December 31, 2020, Santander Consumo has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 4Q.2020
Banco Santander México
143

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of December 31, 2020, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has 9,619 loans were registered in its different support programs for an amount of Ps. 28 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Consumer loans	9,619	Ps.28

Total	9,619	Ps.28

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

Earnings Release | 4Q.2020
Banco Santander México
144

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of December 31, 2020:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Commercial loans	252	242

Total performing loan portfolio	252	242

Commercial loans	29	34

Total non-performing portfolio	29	34

Total loan portfolio	281	276

(-) Less:
Allowance for loan losses
Consumer loans	(34)	(30)

Total allowance for loan losses	(34)	(30)

Loan portfolio (net)	247	246

Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	178	173
Of which:
Interest on loan portfolio:
Consumer loans	178	173

Total interest income	178	173

Allowance for loan losses
Consumer loans	(62)	(58)

Total allowance for loan losses	(62)	(58)

Below is the calculation of the capitalization index of Inclusión Financiera as of December 31, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	16.67%
Accounting Criteria B-6	16.32%

(35) pb

Earnings Release | 4Q.2020
Banco Santander México
145

Note: the information shown above represents consolidated financial information of Inclusión Financiera as of December 31, 2020. Appendix XII details the information corresponding to its subsidiaries as of the same date.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	H ave been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Finally, on November 30, 2020, the CNBV issued on a temporary basis, special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country, regarding to consumer loans, mortage loans and commercial loans, for customers who have their domicile or credits whose source of payment is in the affected areas, declared by the Ministry of the Interior or by “Secretaría de Gobernación” or for “Secretaría de Seguridad y Protección Ciudadana” as natural disaster areas.

In general terms, the support consists in that credit institutions can offer their customers the partial or total deferral of principal and / or interest payments for three months, six months in the case of group microcredits, or up to 18 months in the case of directed loans to the agricultural and rural sectors, with the consequent benefit for customers that their loans will continue to be reported as performing loan portfolio to credit information companies.

In other words, the loans that adhere to the benefit of the special accounting criteria will allow the credit institutions not to consider them as restructured in accordance with the provisions of the current accounting criteria, which will allow the borrowers to allocate their resources to face the possible damages that they could have suffered from natural phenomena.

The foregoing will be applicable as long as the credit is classified in accounting as performing loan portfolio on the date of the claim established in the declaration, and the support implementation process is carried out within 120 calendar days following the date of the claim.

Earnings Release | 4Q.2020
Banco Santander México
146

As of December 31, 2020, Inclusión Financiera has not applied the special accounting criteria, applicable to credit institutions, due to the damage caused by meteorological damage that occurred in the southeast of the country.

Earnings Release | 4Q.2020
Banco Santander México
147

Item 2

4Q.20
Earnings Presentation

BSMX LISTED NYSE

Santander

4Q.20 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Resiliency During Worst Economic Period in Recent History Loan book down 1.5% YoY  Growth in mortgages, auto loans, with resilient middle - market and payroll loans  Consumer and SME loans impacted by pandemic, with corporate and government loan balances falling below pre - pandemic levels Deposit base up 10.4% YoY  Individual demand deposits +23.6%  Individual term deposits - 7.3% Resilient asset quality  NPL ratio 3.08% +80 bps  Cost of risk 1 2.89% +29 bps Profitability in 4Q20 remains resilient, but full - year impacted by reduced net income, precautionary provisions taken and excess capital  Efficiency ratio 2 52.06% +485 bps 46.06% +69 bps  ROAE 3 14.73% - 15 bps 13.55% - 259 bps 4Q20 YoY Var 4Q20 YoY Var  Corporate demand deposits +12.4%  Corporate term deposits +3.6% Historically strongest capital and liquidity positions  CET1 14 .35%  LCR 312.98% 4Q20 12M20 YoY Var  Reflects the expected performance of payment holidays portfolio  Reflects precautionary provisions of Ps.3.9Bn booked in 2Q20  Total capitalization ratio at highest level since IPO Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of al lowances (4Q20*4). / Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M20). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q19;4Q20). / Year to date =Annualized cumulative net income as a percentage of average equity (4Q19;4Q20).

GDP Expectations and Other Significant Domestic Macro Indicators

Banxico's GDP Growth Expectations Survey[1] (%)

2
-1
-4
-7
-10
2018
2019
2020
3.5
2021
2020
-9.0(Dec.)

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
2018
2019
2020
(Dec.) -3.2

Average Population Mobility[3] (%)

10
-10
-30
-50
-70
2/15/2020
3/15/2020
4/15/2020
5/15/2020
6/15/2020
7/15/2020
8/15/2020
9/15/2020
10/15/2020
11/15/2020
12/15/2020
1/15/2021
(Jan. average)
-31.9%

Santander

4

4 GDP Expectations and Other Significant Domestic Macro Indicators Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of December 2020. 2) Instituto Mexicano del Seguro Social (IMSS) as of December 2020. 3) Google Mobility Report. The average considers all areas except residential. 4) During the first half of January 2021. - 3.2 -6 -2 2 6 (Dec.) Average Population Mobility 3 (%) Banxico’s GDP Growth Expectations Survey 1 (%) 13.1 % Growth of Formal Employment 2 (%, YoY) - 9.0 3.5 -10 -7 -4 -1 2 2019 2018 2020 2020 2021 (Dec.) 2019 2018 2020  Banxico’s GDP growth expectations survey predicts a modest recovery of 3 . 5 % in 2021 .  Formal employment continued to contract YoY, with the loss of more than 200 , 000 jobs in December, bringing total job losses to ~ 650 , 000 in 2020 .  Population mobility decreased during January ( - 31 . 9% ) after December showed a sequential improvement ( - 21 . 1% ) . As 10 states are red zones (vs 5 before 4 ), 19 orange (vs 22 ), and only two yellow (vs 3 ) and one green (vs 2 ), economic activity will likely remain weak through first quarter of 2020 . -70 -50 -30 -10 10 - 31.9% (Jan. average)

Total Loans

YoY Growth
5,406
5,776
5,640
5,490
5,303
4.3%
9.9%
5.9%
2.9%
-1.9%
4Q19
1Q20
2Q20
3Q20
4Q20

Total Deposits

YoY Growth
5,303
5,734
5,842
5,822
5,875
4.4%
12.3%
12.6%
12.9%
10.8%
4Q19
1Q20
2Q20
3Q20
4Q20

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

6.2%
16.7%
17.0%
19.3%
17.1%
4Q19
1Q20
2Q20
3Q20
4Q20

Santander

5

5 System Deposit Growth Still Low Double - Digit; Loan Growth Contracting in All Segments, except Mortgages and Government Source: CNBV Banks as of December 2020 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 5,490 5.9% 2Q20 1Q20 4.3% - 1.9% 9.9% 4Q19 2.9% 3Q20 4Q20 5,406 5,776 5,640 5,303 YoY Growth 2Q20 4.4% 4Q19 12.3% 10.8% 12.9% 1Q20 12.6% 3Q20 4Q20 5,303 5,734 5,842 5,822 5,875 YoY Growth 2Q20 4Q19 1Q20 3Q20 4Q20 5.2% 3.3% - 3.2% - 7.1% - 7.7% 17.0% 16.7% 4Q19 2Q20 1Q20 3Q20 4Q20 6.2% 19.3% 17.1%

Focused on Building a Stronger Bank for Future Growth

Business continuity

90% of employees working remotely since March

95 % of branches open

75 % of branch employees working on site

Strategic priorities

Availability for our customers: anytime, anywhere, anyhow

Santander smart and agile branches

IVR technology

Mis Metas and Santander Tap

BET, Getnet & Digital banking

5.0 mn (+20% YoY) Digital customers

39% (+600bp YoY) Loyal/Active ratio

Growing our auto loan business organically

Mid-term target 13% - 13.5%

Auto loan market share[1]

Super **Auto**

Autocompara

5.4%
0.2%
2017
2018
2019
2020

#1 mortgage originator in market

Mortgage origination (Bn)

Growing individual demand deposits

Retail deposit share of total deposits (%)

+373 bp
31.3
34.4
35.1
4Q18
4Q19
4Q20

Santander

Notes: 1) CNBV Data as of December 2020.

6

6 Focused on Building a Stronger Bank for Future Growth Notes: 1) CNBV Data as of December 2020 . Auto loan market share¹ Growing individual demand deposits Availability for our customers: anytime, anywhere, anyhow Growing our auto loan business organically Strategic priorities Business continuity 90% 95% 75 % of employees working remotely since March of branches open of branch employees working on site #1 mortgage originator in market Broke again our own mortgage origination record and the banking system’s in December, with Hipoteca Plus & Hipoteca Free boosted by Hipoteca Online . 2.4 3.0 4.4 4.5 4.7 5.6 07/20 08/20 09/20 10/20 11/20 12/20 +126% YoY Mortgage origination (Bn) 4Q20 4Q18 4Q19 34.4 31.3 35.1 +373 bp Retail deposit share of total deposits (%) 5.0 mn Digital customers (+20% YoY) 39% Loyal/Active ratio IVR technology BET, Getnet & Digital banking Santander smart and agile branches Mis Metas and Santander Tap Super Auto Autocompar a  Be the leading bank in terms of customer experience , leveraging technological tools to increase digitalization & loyalty  Digital journeys, ecosystems and cross selling  Digital & mobile customers engaging and transacting more, plus focus on cybersecurity  Increasing retail customer loans and deposits  New digital banking App for worldwide use Mid - term target 13% - 13.5% (+600bp YoY) 0.2% 5.4% 2017 2018 2019 2020

Total Loans

-1.5%
-0.8%
System YoY growth[1]
775,809
751,219
735,330
713,680
702,769
-4.4%
4Q19
1Q20
2Q20
3Q20
4Q20

Loan Portfolio Breakdown

Consumer 9%
Credit Cards 8%
Middle-Market 28%
Mortgages 24%
Corporates 10%
SMEs 9%
Gov&FinEnt 12%

	4Q20					4Q19	
	$$	Var YoY	System YoY Growth[1]	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:							
Middle-market	194,058	4.0%		53.4%	66.3%	53.3%	67.1%
SMEs	65,371	(14.4%)	↑				
Credit cards	53,809	(9.5%)	↑ (9.6%)				
Consumer	61,903	7.4%	(6.5%)				
	375,141	(1.3%)					
Low-margin segments:							
Corporates	71,641	(24.2%)	↑	46.6%	33.7%	46.7%	32.9%
Government & Financial Entities	83,116	(4.6%)	↑ (5.9%)				
Mortgages	172,871	13.8%	9.3%				
	327,628	(1.8%)					

Santander

7

7 Santander Mexico Loan Growth Concentrated in Mortgages, Auto and Middle - Market Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of December 2020 in billion pesos . Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 53.3% 67.1% 46.7% 32.9% 4Q20 4Q19 $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments: Middle - market 194,058 4.0% 53.4% 66.3% SMEs 65,371 (14.4%) Credit cards 53,809 (9.5%) (9.6%) Consumer 61,903 7.4% ( 6.5%) 375,141 (1.3%) Low - margin segments: Corporates 71,641 (24.2%) 46.6% 33.7% Government & Financial Entities 83,116 (4.6%) (5.9%) Mortgages 172,871 13.8% 9.3% 327,628 (1.8%) System YoY growth 1 - 0.8% Middle - Market 28% Corporates 10% Gov&FinEnt 12% SMEs 9% Mortgages 24% Credit Cards 8% Consumer 9% 3Q20 4Q19 1Q20 2Q20 4Q20 713,680 775,809 751,219 735,330 702,769 - 4.4% - 1.5%

Individual Loans

4Q19 269,051 → +7.3% → 288,583 4Q20

Mortgages

+13.8%
172,871
+4.9%
164,737
158,779
155,214
151,929
4Q19
1Q20
2Q20
3Q20
4Q20

Credit Cards

-9.5%
59,478
57,624
54,242
53,296
53,809
+1.0%
4Q19
1Q20
2Q20
3Q20
4Q20

Consumer[1]

+7.4%
57,644
58,287
58,750
59,762
61,903
+3.6%
Auto
Personal
Payroll
4Q19
1Q20
2Q20
3Q20
4Q20

Santander

8

8 Strong Mortgage and Auto Loan Growth, While Credit Cards and Personal Loans Still Affected by Pandemic Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of December 2020. Notes: 1) Includes payroll, personal, auto and microfinancing loans . Individual Loans 288,583 269,051 4Q19 4Q20 +7.3%  Usage and balances remain negatively impacted by Covid - 19  Usage - 13% YoY in December, but up 73% vs April’s low  Maintaining conservative origination criteria  Focus on enhanced security products: Chip&PIN, infoless & digital cards  Growth focused on payroll loans, up 1.8% YoY, while personal loans contracted 12.2% YoY  4Q20 auto loan production almost doubled vs 3Q20, boosted by commercial agreements with Mazda, Suzuki, Peugeot and Tesla  Market share reached 5.4% in December vs 1.5% a year ago Mortgages 3Q20 4Q19 1Q20 2Q20 4Q20 151,929 155,214 158,779 164,737 172,871 +4.9% +13.8% 2Q20 1Q20 4Q19 3Q20 4Q20 53,809 59,478 57,624 54,242 53,296 +1.0% - 9.5% 4Q19 4Q20 1Q20 61,903 3Q20 2Q20 58,287 57,644 58,750 59,762 +3.6% +7.4% Auto Personal Payroll  Organic growth of +18.4% YoY  Top mortgage originator in December, with Hipoteca Plus accounting for 67% of new mortgages  December’s origination was record high, up 126% YoY  E2E digital process managing 70% of operations Credit Cards Consumer 1

Loyal Customers[1]

Loyal / Active
+13.5%
3,168
3,300
3,313
3,408
3,595
33%
39%
4Q19
1Q20
2Q20
3Q20
4Q20

Digital Customers[1]

A loyal customer is 4x more profitable

Digital Channels

Digital Transactions / Total Transactions[2]

19.9%
13%
87%
33.5%
6%
94%
Internet
Mobile
Dec'19
Dec'20

Products Sales by Channel[3]

31%
69%
49%
51%
Digital
Others
4Q19
4Q20

Mobile Customers[1]

+23.2%
3,803
4,215
4,269
4,437
4,685
4Q19
1Q20
2Q20
3Q20
4Q20

Santander

9

9 Loyal Customer Base Expands Further as Adoption of Digital Channels Continues Growing Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements . Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 A loyal customer is 4x more profitable 2Q20 4Q19 3Q20 1Q20 4Q20 3,168 3,300 3,313 3,408 3,595 +13.5% 1Q20 4Q19 2Q20 3Q20 4Q20 4,170 4,448 4,606 4,768 5,000 +19.9% 2Q20 4,437 4Q20 4Q19 1Q20 3Q20 4,685 3,803 4,215 4,269 +23.2% 33.5% 13% 87% Dec’19 6% 94% Dec’20 19.9% Mobile Internet 31% 69% 4Q19 4Q20 49% 51% Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 33% 39% Loyal / Active

Commercial Loans
4Q19 444,629
-6.8%
414,186 4Q20
SMEs
-14.4%
76,344
74,587
72,198
68,655
65,371
-4.8%
4Q19 1Q20 2Q20 3Q20 4Q20
Middle-Market
+4.0%
186,615
214,054
214,556
205,863
194,058
-5.7%
4Q19 1Q20 2Q20 3Q20 4Q20
Corporates
-24.2%
94,506
122,347
104,834
91,726
71,641
-21.9%
4Q19 1Q20 2Q20 3Q20 4Q20
Government & Fin. Ent.
-4.6%
87,165
93,696
87,859
91,291
83,116
-9.0%
4Q19 1Q20 2Q20 3Q20 4Q20

Santander

Source: Company filings under CNBV GAAP, in million pesos.

10

10 Sequential Contraction in Commercial Lending; SMEs Still Impacted by Pandemic While Corporates Return Excess Liquidity Drawn in 1Q20 Source: Company filings under CNBV GAAP, in million pesos . Commercial Loans 414,186 444,629 4Q19 4Q20 - 6.8% SMEs Middle - Market Corporates Government & Fin. Ent. 76,344 4Q19 2Q20 1Q20 3Q20 4Q20 74,587 72,198 68,655 65,371 - 4.8% - 14.4% 1Q20 4Q19 2Q20 4Q20 3Q20 186,615 214,054 214,556 205,863 194,058 - 5.7% +4.0% 4Q20 3Q20 4Q19 1Q20 2Q20 71,641 94,506 122,347 104,834 91,726 - 21.9% - 24.2% 4Q19 1Q20 2Q20 3Q20 4Q20 87,165 93,696 87,859 91,291 83,116 - 9.0% - 4.6%

Total Deposits

+10.4%
810,340
789,740
772,984
764,444
-1.1%
692,537
Term
Demand
36%
64%
34%
66%
36%
64%
34%
66%
32%
68%
4Q19
1Q20
2Q20
3Q20
4Q20

Demand Deposits

+16.3%
444,921
517,241
Individuals +23.6%
Corporate +12.4%
4Q19
4Q20

Term Deposits[1]

-0.2%
247,616
247,203
Individuals -7.3%
Corporate +3.6%
4Q19
4Q20

Santander

11

11 Total Deposits Supported by Attraction Campaigns; Demand Deposits Still Favored Due to Low Interest Rates Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market . Total Deposits Term Deposits 1  Total retail deposits up 12.5% YoY  Strategy to attract deposits boosted individual demand deposits by 23.6% YoY  110bps YoY drop in demand deposit cost; falling faster than market  Lower interest rate environment favors demand deposits vs term deposits 1Q20 36% 36% Term 64% 34% 4Q19 66% 64% 2Q20 34% 66% 3Q20 32% 68% 4Q20 Demand 789,740 692,537 810,340 772,984 764,444 - 1.1% +10.4% 4Q19 444,921 4Q20 517,241 +16.3% 4Q19 4Q20 247,203 247,616 - 0.2% +23.6% Individuals Corporate +12.4% Individuals Corporate - 7.3% +3.6% Demand Deposits

Strongest Liquidity Profile and Capital Position in Our History

Net Loans to Deposits[1]

99.95%
92.94%
91.81%
91.78%
88.62%
4Q19
1Q20
2Q20
3Q20
4Q20

Debt Maturity

30,572[3]
27,306
34,910
10,150
35,908[4]
2021
2022
2023
2024
2025
2026
2027
>2028

CET1 and Capitalization

16.37%
16.23%
16.69%
17.16%
19.01%
11.89
11.06
11.64
12.26
14.35
Tier 2
AT1
CET1
4Q19
1Q20
2Q20
3Q20
4Q20[5]

Santander

12

12 Strongest Liquidity Profile and Capital Position in Our History Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.28,641 million of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 4Q20 is preliminary . Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Net loans - to - deposits ratio at its strongest level since IPO  Diversified funding sources and manageable maturity profile  LCR 2 of 312.98%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 246 bps to 14.35% 11.89 11.06 11.64 12.26 14.35 1Q20 16.69% 4Q19 2Q20 3Q20 17.16% CET1 4Q20 5 Tier 2 AT1 16.37% 16.23% 19.01% 27,306 34,910 10,150 2021 >2028 2026 2022 35,908 4 30,572 3 2025 2023 2024 2027 1Q20 4Q19 92.94% 2Q20 4Q20 3Q20 99.95% 91.81% 91.78% 88.62%

13 NII and NIM Contractions Due to Lower Interest Rates and Loan Portfolio Mix Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income (4Q20*4) divided by daily average interest earnings assets (4Q20) . Year to date = Annualized net interest income (12M20) divided by daily average interest earnings assets (12M20 ). N et Interest Income and NIM 1  NII declined 2.7% YoY, principally due to: ▪ Lower interest income from: • Loan portfolio (ex - credit cards): - 17.2% • Credit cards: - 11.2% • Investment in securities: - 3.9% ▪ Partially offset by lower interest expense for deposits: - 39.0%  NIM declined 89 bps YoY to 4.50% in 4Q20, but stable QoQ  The average interest rate (TIIE28) in the 4Q20 down 335 bps YoY to 4.51% 1Q20 5.39 4Q19 2Q20 3Q20 4.50 5.45 4.48 4.50 4Q20 16,727 16,896 15,931 16,089 16,272 +1.1% - 2.7% 5.61 66,353 12M20 12M19 4.71 65,188 - 1.8%

14 Credit Card and Insurance Led Fee Growth, While Investment Banking Recovery Strongly Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others . Net Commissions and Fees Credit cards 34% Insurance 30% Cash management* 19% Investment funds 9% Purchase - sale of securities and money market transactions 4% Financial advisory services 4% 1Q20 3Q20 4Q19 2Q20 4Q20 4,325 4,697 4,598 4,690 4,709 +0.4% +8.9% 12M19 12M20 18,028 18,694 +3.7% Var YoY Var YoY 4Q19 3Q20 4Q20 $$ % 12M19 12M20 $$ % Credit cards 1,465 1,681 1,589 124 8.5% 5,497 5,714 217 3.9% Insurance 1,242 1,292 1,360 118 9.5% 4,915 5,191 276 5.6% Cash management* 1,115 1,203 1,193 78 7.0% 4,924 5,038 114 2.3% Investment funds 404 406 414 10 2.5% 1,567 1,610 43 2.7% Purchase - sale of securities and money market transactions 186 204 195 9 4.8% 728 799 71 9.8% Financial advisory services 121 124 190 69 57.0% 1,199 1,175 (24) (2.0%) Bank correspondents (208) (220) (232) (24) 11.5% (802) (833) (31) 3.9% 384 8.9% 666 3.7%

15 Gross Operating Income Reflects Normalized Market Related Income and Lower Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income . Gross Operating Income 1 2Q20 4Q19 3Q20 1Q20 4Q20 22,513 22,071 22,476 23,812 21,704 - 1.7% - 3.6% 12M19 12M20 87,839 90,063 +2.5% Net Interest Income 75.0% Net Commissions and Fees 21.7% Market related revenue 3.3% Var YoY Var YoY 4Q19 3Q20 4Q20 Var $$ Var % 12M19 12M20 Var $$ Var % Net Interest Income 16,727 16,089 16,272 (455) (2.7%) 66,353 65,188 (1,165) (1.8%) Net Commissions and Fees 4,325 4,690 4,709 384 8.9% 18,028 18,694 666 3.7% Market related revenue 1,461 1,292 723 (738) (50.5%) 3,458 6,181 2,723 78.7% Gross Operating Income* 22,513 22,071 21,704 (809) (3.6%) 87,839 90,063 2,224 2.5%

Payment Holidays Portfolio Performed Better Than Expected

Maturities

191,295
16,890
174,405
Jun-20
Loan amortizations & Early cancellation[1]
Jul-Dec20

- 100% of the portfolio has faced payments.

Portfolio Performance

Restructurings
1 to +3 payments due
Current
174,405
16%
9%
75%
63,533
9%
91%
42,947
30%
4%
67%
36,857
28%
10%
61%
31,068
13%
16%
71%
Total
Mortgages
Middle-market
SMEs
Consumer[2]

Santander 16

16 Payment Holidays Portfolio Performed Better Than Expected Notes: 1) Includes principal payments on loans in the payment holiday program 2) Consumer includes auto, personal and payroll loans. 16,890 Jun - 20 174,405 191,295 Loan amortizations & Early cancellation 1 Jul - Dec20 Maturities Portfolio Performance 30% 75% 63,533 SMEs 16% 9% Total 91% 9% Mortgages 67% Middle - market 61% 36,857 71% Consumer 2 174,405 42,947 31,068  Our early recovery strategy and favorable customer response resulted in a better than expected performance of the portfolio.  100% of the portfolio has faced payments. Current Restructurings 1 to +3 payments due 28% 10% 13% 16% 4%

Loan Loss Reserves (LLR)

-35.2%
Additional LLR
+17.4%
4,862
5,165
8,350
3,915
4,596
3,152
-31.4%
18,112
21,263
3,915
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Cost of Risk[1]

+29bps
2.60%
2.65%
3.14%
3.13%
2.89%
-24bps
+29bps
2.60%
2.89%
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

NPL Ratio

Santander

17

17 Lower Provisions Benefit from Recoveries and Use of 2Q Anticipated LLRs; NPLs Rise as Payment Holiday Program Ends Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government . Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 4Q19 1Q20 3Q20 3,915 2Q20 4Q20 8,350 4,862 5,165 4,596 3,152 - 31.4% - 35.2% 18,112 12M20 12M19 3,915 21,263 +17.4% Additional LLR 12M19 12M20 2.60% 2.89% +29 bps 4Q19 3Q20 1Q20 2Q20 4Q20 3.13% 2.60% 2.65% 3.14% 2.89% - 24bps +29 bps 4Q19 3Q20 4Q20 Var YoY (bps) Var QoQ (bps) Consumer 3.81% 2.33% 6.52% 271 419 Credit Card 4.14% 2.69% 7.46% 332 477 Other consumer 3.46% 2.01% 5.69% 223 368 Mortgages 4.13% 4.23% 4.54% 41 31 Commercial 2 1.25% 1.26% 1.51% 26 25 SMEs 2.42% 2.18% 5.21% 279 303 NPL ratio 2.28% 2.09% 3.08% 80 99

Administrative & Promotional Expenses

+7.3%
+5.3%
+6.5%
10,344
9,785
9,599
10,429
11,102
38,865
40,915
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Efficiency[1]

+485bps
+69bps
+392bps
47.21%
43.95%
40.71%
48.14%
52.06%
45.37%
46.06%
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Expenses Breakdown & Performance

Santander

18

18 Expense Controls Mitigate Costs from Digitalization Initiatives, Amortization and IPAB Charges Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (4Q20*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M20 ). Administrative & Promotional Expenses Efficiency 1 12M19 12M20 45.37% 46.06% +69 bps 4Q19 1Q20 2Q20 3Q20 4Q20 10,344 9,785 9,599 10,429 11,102 +6.5% +7.3% 48.14% 1Q20 4Q19 2Q20 3Q20 4Q20 47.21% 43.95% 40.71% 52.06% +392bps +485 bps 12M19 12M20 40,915 38,865 +5.3% Expenses Breakdown & Performance Var YoY Var YoY 4Q19 3Q20 4Q20 $$ % 12M19 12M20 $$ % Personnel 3,843 3,762 4,024 181 4.7% 15,698 15,263 (435) (2.8%) Administrative expenses 3,361 3,123 3,190 (171) (5.1%) 11,959 12,123 164 1.4% Technology services (IT) 1,174 1,454 1,743 569 48.5% 4,036 5,403 1,367 33.9% Depreciation and amortization 1,125 1,090 1,169 44 3.9% 3,819 4,267 448 11.7% IPAB 841 1,000 976 135 16.1% 3,353 3,859 506 15.1% Administrative & prom expenses 758 7.3% 2,050 5.3%

Net Income

+11.5%
-5.5%
4,916
5,414
4,230
5,030
5,480
+8.9%
21,332
20,154
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

ROAE[1]

-15bps
-259bps
14.88%
15.48%
11.86%
13.87%
14.73%
+86bps
16.14%
13.55%
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Effective Tax Rate

-333bps
-75bps
26.69%
26.02%
25.34%
24.89%
23.36%
-153bps
25.64%
24.89%
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Profit Before Taxes

+6.6%
-6.5%
6,706
7,318
5,666
6,697
7,150
+6.8%
26,688
26,831
4Q19
1Q20
2Q20
3Q20
4Q20
12M19
12M20

Santander

19

19 Net Income Growth Supported by Sharp Drop in Provisions, along with Higher Fees and NII Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q19,4Q20). Year to date = Annualized cumulative net income as percentage of average equity (4Q19,4Q20 ). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 13.55% 12M19 12M20 16.14% - 259bps 5,480 1Q20 4Q19 2Q20 3Q20 4Q20 4,916 5,414 4,230 5,030 +8.9% +11.5% 3Q20 4Q19 1Q20 4Q20 2Q20 13.87% 14.88% 15.48% 11.86% 14.73% +86bps - 15bps 21,332 12M19 12M20 20,154 - 5.5% 3Q20 4Q19 2Q20 1Q20 4Q20 26.02% 26.69% 25.34% 24.89% 23.36% - 153bps - 333bps 4Q20 4Q19 1Q20 2Q20 3Q20 7,318 6,706 5,666 6,697 7,150 +6.8% +6.6% 24.89% 12M19 12M20 25.64% - 75bps 26,688 12M19 12M20 26,831 - 6.5%

20 Expectations for 2021 We anticipate a modest economic rebound in 2021, fueled by the external sector, while private consumption, investment and government spending are to likely remain weak. The speed of recovery is closely linked to the pace of the vaccination program in the country. Mortgages and auto loans likely show double digit growth with lagging consumer loans, credit cards and SMEs. Midsize companies, corporate and government loan demand will likely remain unpredictable, but could strengthen in 2H21 on the back of a swift vaccination program. Total loans with marginal growth in best case scenario. Continued focus on loyalty and digitalization: digital journeys & ecosystems, cross selling, non - credit products and insurance in support of commissions and fees growth. Deposits expected to grow high single digits. Maintain cost controls while continuing medium - and long - term investments in IT and digitalization; costs anticipated to grow around inflation. NPLs expected to peak in 2Q21 with cost of risk stabilizing at current levels with room to fall by year end. Capital and liquidity levels should remain very strong, well in excess of minimum regulatory levels.

Questions and Answers

Annexes

23 Doing business in a responsible way Responsible banking recognition held since 2004 Awards and recognitions ISO 14001:2015 certification since 2004 Member of the United Nations Global Compact since 2012 Part of the FTSE4Good Index since 2018 Part of the sample of the new S&P/BMV Total Mexico ESG Index In 2020 Santander Mexico was included in the Dow Jones Sustainability Indices In order to meet its commitment to be a more responsible bank and help society address the main global issues, Santander was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative . For this, Santander Mexico has received the following recognitions and is adhered to the following standards : Standards Standards TCFD SASB GRI CDP BSMX  In 2021 the Bank will start reporting under SASB criteria and under TCDF criteria together with the Parent  We are a company with a unique combination of strength, profitability and sustainable growth and we remain committed to generating benefits in more responsible and sustainable ways Standards PR Banking PRI UN SDGs P.of Ecuador BSMX  Over the past years the Bank has adhered to the following ESG standards.

Macroeconomic

GDP Growth (%)

2.1
-0.1
-9.2*
-10.1
3.2
1.3
2018
2019
2020E
2021E
2022E

Average Exchange Rate (MXP/USD)

19.2
19.3
21.5
23.1
22.7*
23.4
2018
2019
2020
2021E
2022E

Annual Inflation Rate (%)

4.8
2.8
3.2
3.5
3.5
2018
2019
2020
2021E
2022E

Central Bank Monetary Policy (%, end of year)

8.25
7.25
4.25
4.00
4.00
2018
2019
2020
2021E
2022E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

24

24 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter . GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 - 0.1 3.2 1.3 2018 2019 2021E 2020E 2022E - 9.2* - 10.1 19.2 19.3 21.5 23.4 2021E 2022E 2020 2019 2018 22.7 * 23.1 4.8 2.8 3.2 3.5 3.5 2019 2021E 2018 2020 2022E 8.25 7.25 4.25 4.00 4.00 2021E 2018 2020 2019 2022E

25 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos . % Variation % Variation 4Q19 3Q20 4Q20 QoQ YoY 12M19 12M20 YoY Interest income 31,544 27,503 26,541 (3.5) (15.9) 123,338 114,274 (7.3) Interest expense (14,817) (11,414) (10,269) (10.0) (30.7) (56,985) (49,086) (13.9) Net interest income 16,727 16,089 16,272 1.1 (2.7) 66,353 65,188 (1.8) Provisions for loan losses (4,862) (4,596) (3,152) (31.4) (35.2) (18,112) (21,263) 17.4 Net interest income after provisions for loan losses 11,865 11,493 13,120 14.2 10.6 48,241 43,925 (8.9) Commission and fee income 6,250 5,659 6,201 9.6 (0.8) 25,256 24,556 (2.8) Commission and fee expense (1,925) (969) (1,492) 54.0 (22.5) (7,228) (5,862) (18.9) Net gain (loss) on financial assets and liabilities 1,461 1,292 723 (44.0) (50.5) 3,458 6,181 78.7 Other operating income (601) (409) (379) (7.3) (36.9) (2,174) (1,232) (43.3) Administrative and promotional expenses (10,344) (10,429) (11,102) 6.5 7.3 (38,865) (40,915) 5.3 Operating income 6,706 6,637 7,071 6.5 5.4 28,688 26,653 (7.1) Equity in results of associated companies 0 60 79 31.7 — 0 178 — Operating income before income taxes 6,706 6,697 7,150 6.8 6.6 28,688 26,831 (6.5) Current income taxes (2,108) (1,364) (1,065) (21.9) (49.5) (7,099) (7,496) 5.6 Deferred income taxes (net) 318 (303) (605) 99.7 — (257) 819 — Net income 4,916 5,030 5,480 8.9 11.5 21,332 20,154 (5.5)

26 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Dic - 19 Sep - 20 Dic - 20 QoQ YoY Funds available 85,628 83,502 94,802 13.5 10.7 Margin accounts 5,152 3,876 4,122 6.3 (20.0) Investment in securities 360,682 552,369 575,415 4.2 59.5 Debtors under sale and repurchase agreements 4,154 21,813 62,294 185.6 1,399.6 Derivatives 160,129 324,984 304,687 (6.2) — Valuation adjustment for hedged financial assets 234 371 281 (24.3) — Total loan portafolio 713,680 735,330 702,769 (4.4) (1.5) Allowance for loan losses (21,494) (25,850) (25,291) (2.2) 17.7 Loan portafolio (net) 692,186 709,480 677,478 (4.5) (2.1) Accrued income receivable from securitization transactions 157 158 160 1.3 1.9 Other receivables (net) 64,076 119,989 93,628 (22.0) 46.1 Foreclosed assets (net) 227 119 135 13.4 (40.5) Property, furniture and fixtures (net) 10,545 10,746 12,376 15.2 17.4 Long - term investment in shares 90 1,012 1,091 — — Deferred taxes and deferred profit sharing (net) 19,154 20,766 19,225 (7.4) 0.4 Deferred charges, advance payments and intangibles 9,541 9,459 10,477 10.8 9.8 Other 39 40 42 5.0 7.7 Total assets 1,411,994 1,858,684 1,856,213 (0.1) 31.5 Deposits 745,882 862,618 845,107 (2.0) 13.3 Bank and other loans 45,279 45,252 47,876 5.8 5.7 Creditors under sale and repurchase agreements 192,835 282,666 335,429 18.7 — Securities lending 0 0 0 — — Collateral sold or pledged as guarantee 8,923 14,260 15,610 9.5 74.9 Derivatives 152,422 332,882 305,465 (8.2) — Valuation adjustment of financial liabilities hedging 5 2 0 (100.0) — Other payables 93,398 129,664 111,181 (14.3) 19.0 Subordinated credit notes 34,267 39,814 36,182 (9.1) 5.6 Deferred revenues and other advances 288 51 492 864.7 70.8 Total liabilities 1,273,299 1,707,209 1,697,342 (0.6) 33.3 Total stockholders' equity 138,695 151,475 158,871 4.9 14.5

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Santander

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